Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alto Experience Inc.
141 Manufacturing Street
Dallas, TX 75207
https://ridealto.com/

Up to $4,999,999.20 in Series CF Preferred Stock at $2.04
Minimum Target Amount: $14,998.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Alto Experience Inc.
Address: 141 Manufacturing Street, Dallas, TX 75207
State of Incorporation: DE
Date Incorporated: February 08, 2018

Terms:

Equity

Offering Minimum: $14,998.08 | 7,352 shares of Series CF Preferred Stock
Offering Maximum: $4,999,999.20 | 2,450,980 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $2.04
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Irrevocable Proxy. Each Subscriber hereby irrevocably appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities (including any shares of Common Stock issuable upon the conversion of such Securities), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest sufficient in law. Such proxy and power will be irrevocable. The proxy and power shall continue and, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities (including any shares of Common Stock issuable upon the conversion of such Securities). However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Subscriber shall not and will not grant any subsequent proxies with respect to such Securities (including any shares of Common Stock issuable upon the conversion of such Securities) or enter into any agreement or understanding with any such individual or entity to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this proxy.

Investment Incentives and Bonuses*

Loyalty Bonus
Bonus Shares: 10%
Current and former Alto employees and Founding Members are eligible for additional bonus shares.

Time-Based Perk

Early Bronze: Invest $5,000+ within the first week | 5% bonus shares

Early Silver: Invest $10,000+ within the first week | 10% bonus shares

Early Gold: Invest $20,000+ within the first week | 15% bonus shares

Early Platinum: Invest $50,000+ within the first week | 20% bonus shares

Early Angel: Invest $100,000+ within the first week | 30% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest any amount and receive a $50 Alto credit (2 month expiration after close). Current and former Alto drivers at this level will be invited to an annual "owners meeting" with the executive team.

Tier 2 Perk — Invest $1,000+ and receive $100 Alto credit (2 month expiration after close)

Tier 3 Perk — Invest $5,000+ and receive $500 credit (6 month expiration after close) + Alto Membership for 1 year.

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares + an Alto Family Membership for 1 year (up to 5 people) + $1000 in ride credits (6 month expiration) + Invitation to a 30 minute-long virtual Q&A session with the founders

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares + $2,500 in ride credits (1 year expiration)+ an Alto Family Membership for 1 year (up to 5 people) + Invitation to a 30 minute-long virtual Q&A session with the founders

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares + $5,000 in ride credits (1 year expiration) + an Alto Membership for life + an invitation to a 30 minute-long virtual Q&A session with the founders + invitation to an investor-only party in Dallas (travel & lodging not included) + Alto swag bag.

Tier 7 Perk — Invest $100,000+ and receive 20% bonus shares + $10,000 in ride credits (2 year expiration) + an Alto Family Membership for life (up to 5 people) + invitation to an investor-only party in Dallas (travel & lodging not included) + annual Alto hoodie.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Alto Experience, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.04/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $204. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview: Alto Experience Inc. ("Alto" or the "Company") is a corporation organized under the laws of the state of Delaware that provides a premium ride-sharing service with a focus on safety, hospitality, and consistency. The company operates a fleet of luxury, company-owned vehicles and employs vetted W2 drivers, ensuring a high-quality and secure experience for passengers. With operations across several major U.S. cities, Alto is poised for expansion, aiming to cover over 75% of the U.S. ride-share market by 2025. Alto is actively transitioning to an electric vehicle (EV) fleet, aligning with its vision for an environmentally sustainable and autonomous future of mobility. The company has developed a proprietary technology stack that optimizes supply and demand, setting a foundation for efficient operations and high asset utilization.

Company History: Alto was initially incorporated as Mobility Experience Corporation, a Delaware corporation on February 8, 2018, and later changed its name to Alto Experience Inc on June 1, 2018.

Corporate Structure: Alto Experience Inc is the parent company of several subsidiary operating entities. Alto Technology LLC owns the company's technology IP and processes payments for operations in all states, licensing this technology to Alto's state-specific operating companies. Alto Operations LLC owns the vehicle fleet, leasing them to state specific subsidiaries for their operations.

Alto Operations Texas LLC, Alto Operations Florida LLC, and Alto Operations Virginia LLC employ a local workforce in their respective states. Alto Operations California Holdings LLC acts as a holding company for Alto Operations California LLC, which employs a local workforce in California. Alto Operations New York LLC is a licensed operation with several fleet holding companies (Alto New York Fleet 1, 2, 3, and 4 LLCs) to comply with local regulations and permit limits. Subsidiary entities Alto Operations Maryland LLC and Alto Operations DC LLC are currently not active. This setup allows Alto to manage its operations and comply with local regulations across different states.

Intellectual Property: The Company has applied for 3 U.S. utility patents, filed with the USPTO on 5/31/23 and 7/6/23 (application numbers 63/512,201, 63/505,115, and 63/512,205). The Company also has two trademarks filed and granted by the USPTO (USPTO Serial Numbers 88050831 and 88050837). In addition, the Company has developed significant other intellectual property including front-end driver application, passenger application, business user administration interface, and internal management and administration applications. The Company's back-end systems orchestrate the Company's fleet and driver operations. Optimization trade secrets include complex machine learning and artificial intelligence algorithms to forecast demand, balance supply and demand, driver scheduling and rostering, real-time vehicle to task matchmaking, and geospatial forecasting for vehicle positioning.

Litigation Disclosure:

The Company terminated the services of Anil de Mello for cause on July 15, 2018. To date, Mr. de Mello has not threatened or asserted any claim against the Company or its employees, officers or directors.

The Company and/or its subsidiaries have received and is actively defending the following claims or demands:

Willie Mae Jackson v. Alto Experience Inc.

This is a lawsuit pending in the Unites States District Court for the Southern District of Florida alleging Ms. Jackson was not selected as a driver because of a disability and, notably, that she is entitled to damages for a stroke she suffered shortly after her termination (allegedly the result of the discriminatory termination). The Company has objective evidence for Plaintiff's termination (she failed the drive along at the same time as another prospective driver who was not selected either), and Plaintiff rejected two unconditional offers by the Company to retake the drive along road test. A motion to strike the stroke-related damages (on which most of the case hinges, for all practical purposes) is pending before the Court.

Paul Aigbogun v. Alto Operations California LLC

The Company only received a pre-suit letter dated May 11, 2022 asking for employment information required to be disclosed under California law, and which mentions, in a conclusory manner, a constructive discharge (the basis of which is not disclosed). The Company completed a request for the claimant's personnel file and payroll records and may supplement this production with some additional records. Claimant's counsel has not responded or further contacted the Company at this time, and has not indicated what potential claim(s) claimant is considering. After months of inactivity, on or about January 24, 2024, a new letter came in from a different counsel requesting Claimant's personnel and payroll files.

Neptune Linares v. Alto Operations California LLC

This is Charge of Discrimination pending before the Department of Fair Employment and Housing filed June 8, 2022. Claimant alleges he was not hired as a driver due to his conviction history. The Company has submitted a position statement laying out the legitimate non-discriminatory reasons claimant was not selected as a driver. The Charge remains pending before the DFEH and the Company may not receive a decision from the DFEH for several months.

Bertram Pulce v. Alto Experience Inc.

Claimant sent a demand letter alleging claims related to Labor Code violations of unpaid wages and missed meal and rest periods, as well as retaliation and wrongful termination for allegedly complaining of wage and hour violations. Claimant was made aware that his claims would be subsumed by a recent class action settlement and that his case could be subject to a procedural stay if filed. Claimant's counsel then alleged that there are additional claims for racial discrimination. The claims are currently being investigated and discussed with claimant's counsel. No complaint has yet been filed in court.

David Haro v. Alto Operations California LLC

Plaintiff filed a lawsuit in the Los Angeles Superior Court alleging various forms of discrimination and retaliation. The Company is defending the claim and it is currently in the discovery phase.

Lee Colin v. Alto Operations California LLC

Claimant sent a demand letter alleging claims of disability discrimination, retaliation, and intentional infliction of emotional distress related to a workplace injury for which he has also filed a workers compensation claim. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Gabriela Becerra v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination and whistleblower retaliation. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Cecilia Carrera v. Alto Operations California LLC

Claimant recently sent a demand letter alleging claims of constructive wrongful termination, whistleblower retaliation, race discrimination, and harassment. The claim is currently being investigated and discussed with his counsel. No complaint has yet been filed in court.

Luis Sanchez Molina v. Alto Operations California

Claimant recently sent a demand letter alleging disability discrimination. No complaint has yet been filed in court.

Karen Andaya v. Alto Operations California

This former employee filed a complaint on September 1, 2023. We filed the answer on October 16, 2023. The complaint alleges gender discrimination, harassment, retaliation and wrongful termination. We are currently investigating the claims and will engage in some discovery

Alyssa Brumett v. Alto Operations California

Claimant made a request under the Labor Code for her personnel file and payroll records. We are currently completing this request. Her counsel has reached out to discuss alleged claims and we will investigate their claims.

Vinko Sapina, et al. (and on behalf of a putative class of similarly situated workers), v. Alto Operations California, LLC, et al.

A settlement has been reached, MOU signed, and settlement payment made in escrow. The settlement is pending formal court approval expected in the summer of 2024.

Two additional class actions (Nora Paradisio et al. v. Alto Operations California LLC and ROBERTO ARMANDO AYON v. ALTO OPERATIONS CALIFORNIA, LL) with the same claims also be filed against the Company but are integrated into the same settlement.

*For the avoidance of doubt, in the above matter descriptions, the term "Company" includes any applicable subsidiary of the Company.

Competitors and Industry

Alto focuses on the premium segment of the US ridehail industry. Morgan Stanley has estimated the market to be a $69B TAM in the US by 2025. Our largest competitors, Uber and Lyft, do not release segment-level comps but private data from Yipit Data, who uses a panel of US consumers, shows that Uber and Lyft get approximately 15% of their US gross bookings from premium products (non-"X"). We estimate Alto's SAM at approximately $10B and our SAM at $3B.

Alto differentiates itself from competitors like Uber and Lyft by focusing on a premium, safety-first ride-sharing experience, employing W2 drivers, and offering luxury vehicles with high-end amenities. Unlike its gig-economy-based competitors, Alto's model emphasizes consistency, security, and higher-quality service, appealing to a niche market segment that values these attributes. Furthermore, Alto's commitment to transitioning to an electric fleet positions it as a forward-thinking player in environmental sustainability within the ride-sharing industry. The company's proprietary technology stack for optimizing supply and demand further sets it apart, enabling more efficient operations and a better customer experience.

Current Stage and Roadmap

Since launching service over 5 years ago Alto has delivered nearly 2M rides to consumers in major cities across the United States. Our customers love our brand and our differentiated product as demonstrated by our NPS in the high 80s and the fact that over 40% of our new customers come from referrals of their friends and family members. Our customers represent a highly engaged and valuable user base - 59% of our riders are women, most are 30-60 years old, and over 60% have household incomes greater than $150K.

Our near-term mission is to prove the same full city-level profitability we've achieved in Dallas in both Houston and LA. Our decision to suspend operations in our least mature markets gives us more time to work towards that goal and is a direct response to the continued feedback we hear from the market on what will give us the right to raise fresh institutional capital in the future. Our aspiration for the longer-term remains to re-open the markets we're suspending now and to expand Alto to markets across the nation. We believe that Alto can and will be the most trusted and most loved brand in mobility, here in the US and someday around the world.

The Team

Officers and Directors

Name: Winton Lee Coleman III

Winton Lee Coleman III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, and Chairman of the Board
  Dates of Service: May, 2018 - Present
  Responsibilities: Run the business, conduct investor relations, and manage the board of directors. Receives salary and equity compensation from the Company.

Name: Patrice Andre Crisinel

Patrice Andre Crisinel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Financial Officer, and Board Member
  Dates of Service: July, 2018 - Present
  Responsibilities: Responsible for the finance oversight of the Company. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

- Employer: Viatrans SA
  Title: Chief Investment Officer and Vice President of the Board
  Dates of Service: January, 2018 - June, 2022
  Responsibilities: Managing portfolio of liquid and illiquid assets including real estate.

Name: Jonathan Benjamin Campos

Jonathan Benjamin Campos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: September, 2018 - Present
  Responsibilities: Leader of Technology, Engineering and Product Strategy for Alto. Receives salary and equity compensation from the Company.

Name: Fiona Elizabeth Anderson Maguire

Fiona Elizabeth Anderson Maguire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP, Growth
  Dates of Service: May, 2023 - Present
  Responsibilities: Leads our growth functions, including sales, marketing, partnerships, and stewards the overall brand & customer experience. Receives salary and equity compensation from the Company.

Other business experience in the past three years:

- Employer: DoorDash
  Title: General Manager, DashMart (2 years) and Senior Manager, DashMart (6 months)
  Dates of Service: November, 2020 - May, 2023
  Responsibilities: Led operations across the Central region of the US (TX to MN & IL) for DoorDash’s 1st party convenience and grocery business. Managed 35+ warehouses, nearly 50 salaried managers, and an hourly team of 400+. Responsible for the P&L of each location and my portfolio of sites.

Name: Dana Frank Donato

Dana Frank Donato's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Operations
  Dates of Service: September, 2018 - Present
  Responsibilities: Oversee all the field operations of the company, including our markets, customer service, Human Resources, fleet, driver recruiting, and driver support. Receives salary and equity compensation from the Company.

Name: Michael Edmund Davis

Michael Edmund Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP and Principal Architect, Passenger Experience
  Dates of Service: April, 2019 - Present
  Responsibilities: Lead and participate in the development of software solutions and applications within Alto's Engineering Team. Responsible for our Passenger and Driver mobile applications, oversee and implement various third-party integrations, and architect, build, and maintain backend solutions. Receives salary and equity compensation from the Company.

Name: Patrick Michael Gallagher

Patrick Michael Gallagher's current primary role is with Tuesday Capital. Patrick Michael Gallagher currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Branding Brand
  Title: Board of Directors
  Dates of Service: February, 2012 - Present
  Responsibilities: Investor and on the Board of the Company.

Other business experience in the past three years:

- Employer: Tuesday Capital
  Title: Managing Partner
  Dates of Service: October, 2011 - Present
  Responsibilities: Founder and managing partner at Tuesday Capital, an early-stage venture capital firm.

Other business experience in the past three years:

- Employer: Kolors Inc
  Title: Board Member
  Dates of Service: May, 2020 - Present
  Responsibilities: Investor and on the board of Kolors Inc.

Other business experience in the past three years:

- Employer: Remote.it Inc
  Title: Board of Directors
  Dates of Service: December, 2011 - Present
  Responsibilities: Investor and on the Board of the Company.

Name: Gilbert Gregory Garcia II

Gilbert Gregory Garcia II's current primary role is with Green Park & Golf Ventures . Gilbert Gregory Garcia II currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Investor and on the Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Green Park & Golf Ventures
  Title: VP of Investments
  Dates of Service: May, 2011 - Present
  Responsibilities: Responsible for sourcing and analyzing new ventures, montioring the current investment portfolio and preparing for successul exits.

Name: Travis Gardner Goff

Travis Gardner Goff's current primary role is with Goff Capital, Inc.. Travis Gardner Goff currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2021 - Present
  Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Goff Capital, Inc.
  Title: President
  Dates of Service: February, 2009 - Present
  Responsibilities: President of Goff Capital

Other business experience in the past three years:

- Employer: Canyon Ranch
  Title: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Board Member for Canyon Ranch

Other business experience in the past three years:

- Employer: Waterloo Solutions
  Title: Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Board Member for Waterloo Solutions

Other business experience in the past three years:

- Employer: GameSquare
  Title: Board Member
  Dates of Service: September, 2021 - Present
  Responsibilities: Board Member for GameSquare

Other business experience in the past three years:

- Employer: Cascade Engineering Technologies, Inc.
  Title: Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Board Member for Cascade Engineering Technologies, Inc.

Other business experience in the past three years:

- Employer: ProbablyMonsters
  Title: Board Member
  Dates of Service: July, 2019 - Present
  Responsibilities: Board Member for ProbablyMonsters

Other business experience in the past three years:

- Employer: Wyre
  Title: Board Member
  Dates of Service: September, 2019 - January, 2024
  Responsibilities: Board Member for Wyre

Name: Andrew Cassidy Lauck

Andrew Cassidy Lauck's current primary role is with RedBird Capital Partners. Andrew Cassidy Lauck currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: RedBird Capital Partners
  Title: Partner
  Dates of Service: July, 2014 - Present
  Responsibilities: Partner at RedBird Capital Partners.

Name: Boris Guillaume Blanche

Boris Guillaume Blanche's current primary role is with Viatrans SA. Boris Guillaume Blanche currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Board Member
  Dates of Service: May, 2018 - Present
  Responsibilities: On the company's Board of Directors. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Viatrans SA
  Title: Chief Executive Officer
  Dates of Service: April, 2014 - Present
  Responsibilities: Oversight of all activities of the group, providing strategic guidance to the Board of Directors and acting as spokeperson for the group

Other business experience in the past three years:

- Employer: Geneva Foundation for International Road Transport
  Title: CEO
  Dates of Service: September, 2019 - Present
  Responsibilities: Strategic Guidance, new Donor acquisitions and business development

Other business experience in the past three years:

- Employer: Autonomy Partners
  Title: Partner
  Dates of Service: June, 2017 - Present
  Responsibilities: Partner at Autonomy Partners

Other business experience in the past three years:

- Employer: Road Ventures
  Title: Co-founder and Board Member

Dates of Service: December, 2017 - Present
Responsibilities: Co-founder and Board Member at Road Ventures

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a

portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business may be adversely impacted by general economic conditions.
Our results of operations will be dependent upon discretionary spending by Texas, California, Florida, and other applicable state's consumers, which may be affected by general economic conditions globally or in Texas, California, Florida, and other applicable states. Worldwide economic conditions and consumer spending have deteriorated and there can be no assurance that consumer spending will return to prior levels. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of equity market declines and declines in consumer confidence, and results of the COVID-19 pandemic. These and other macroeconomic factors could have an adverse effect on our profitability or growth plans, which could harm our financial condition and operating results. The impact of potentially limited credit availability on consumers and such as our suppliers cannot be predicted. Reduction in disposable income of our customers could lead to disruptions which could adversely impact our sales and financial

condition.

Our business is subject to risk of pandemics and other disruptions on consumer travel.
The COVID-19 pandemic in 2020 and 2021 had material adverse effects on our business and any future outbreaks of COVID or other illness that results in changes to consumer's travel, dining, event, or other plans that drive the need for ride-hailing and mobility services could adversely impact our business in the future.

Our business is subject to risk of government action.
While we are committed to use our best efforts to comply with all laws, including federal, state and local laws and regulations, there is a possibility that governmental action to enforce any alleged violations may result in legal fees and damage awards that would adversely affect us. In the event we are unable to maintain a Transportation Network Company license in Texas, or the equivalent relevant licenses in other jurisdictions into which we may expand, we would be unable to continue such business in applicable jurisdictions.

Because our business is dependent upon continued market acceptance by consumers, any negative trends will adversely affect our business operations.
We are substantially dependent on continued market acceptance and proliferation of ride-hailing and mobility services. We believe that consumer demand for mobility services will continue to grow. While we believe that the market and opportunity in the mobility-as-a-service space continues to grow, we cannot predict the future growth rate and size of the market. Any negative outlook on our industry will adversely affect our business operations.

Our platform and software is highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and business.
Our platform and software is highly technical and complex. The platform may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently. We could face legal claims for tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and seriously harm our reputation and business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

We face risks of increased costs of cars, including as a result of limited supplies of competitively priced cars.
We manage a fleet of vehicles. In recent years, the average cost of new cars has increased. We may not be able to lease sufficient quantities of cars from lessors or automobile manufacturers on competitive terms and conditions or below MSRP rates, and therefore may be forced to lease cars at higher prices, or on terms less competitive, than for cars leased by our competitors. In addition, certain car manufacturers, such as Ford, have adopted strategies to de-emphasize sales to the car rental and ride sharing industry which they view as less profitable due to historical sales incentive and other discount programs that tended to lower the average cost of cars for fleet purchasers such as us. Reduced or limited supplies of equipment together with increased prices are risks that we face. We cannot offer assurance that we will be able to pass on increased costs of leasing cars or equipment to our customers. Failure to pass on significant cost increases to our customers would have a material adverse impact on our results of operations and financial condition.

Fluctuations in fuel costs or reduced supplies could harm our business.
We could be adversely affected by limitations on fuel supplies, the imposition of mandatory allocations or rationing of fuel or significant increases in fuel prices. A severe or protracted disruption of fuel supplies or significant increases in fuel prices could have a material adverse effect on our financial condition and results of operations, either by directly interfering with normal activities.

Our industry is highly competitive, and we have less capital and resources than many of our competitors, which may give our competitors an advantage in developing and marketing products and services similar to ours or make our offerings obsolete.
We are involved in a highly competitive industry where we may compete with numerous other companies who offer alternative methods, services, or approaches, who may have far greater resources, more experience, and personnel. Such resources may give our competitors an advantage in developing and marketing services and products similar to our services and products that make our services and products obsolete. There can be no assurance that we will be able to successfully compete against these other entities.

We may face risks related to uninsured liabilities or future claims that exceed our insurance limits.
Our business is exposed to claims for personal injury, death and property damage resulting from the use of the vehicles used by us, and for employment-related injury claims by our employees and our ridesharing customers. We may purchase insurance to cover these claims but cannot assure, however, that we will not be exposed to uninsured liability potentially resulting in multiple payouts or otherwise, liabilities in respect of existing or future claims exceeding the level of our insurance, availability of sufficient capital to pay any uninsured claims or the availability of insurance with carriers maintained on economically reasonable terms, if at all. While we may obtain insurance for many of these risks, we may retain risk relating to certain of these perils and certain perils may not be covered by our insurance.

Our business model is dependent on the continued success and viability of the ride hailing and mobility services industry and "transportation network companies", and we may become subject to government regulation and legal uncertainties

that could reduce demand for our products and services or increase the cost of doing business, thereby adversely affecting our ability to generate revenues.
There has been a recent increase in the number of ride hailing, mobility services and transportation network companies ("TNC") that allow customers to order rides on demand using smartphone apps. However, the marketplace has come under increased scrutiny from governments and various interested groups (such as taxi drivers and companies, environmentalists, etc.) have strenuously opposed the proliferation of these services in recent years. TNCs are subject to regulations that require drivers to undergo criminal background checks and vehicle inspections, receive driver training, follow a zero-tolerance policy on drugs and alcohol, and carry insurance policies with a minimum liability coverage. Some of the companies that received new TNC licenses include Lyft (www.lyft.me), Sidecar (www.side.cr) and UberX (www.uber.com). Cities have also sought, and may in the future seek, to regulate or ban peer-to-peer ridesharing under their authority to license taxi companies. Proper hiring practices, training and oversight by us may be necessary to ensure public safety. It is likely that a number of laws and regulations may be adopted in the future with respect to ride hailing, mobility services covering issues such as: (i) liability, (ii) unionization, (iii) rules and standards for drivers, vehicles, and passenger safety, (iv) licensing and insurance requirements, and (v) environmental concerns, among others. If we are unable to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and Alto may be forced to implement new measures to sustain our operating business segments. If the ride hailing mobility services industry faces increased scrutiny and regulation, we will be required to devote legal and other resources to addressing such regulation, either directly or indirectly.

We may face risks related to government regulations.
We may be subject to a wide variety of regulatory burdens related to operations, and changes in the regulatory areas may require management to make significant modifications to our stated strategies depending on future events. Governmental regulations will affect almost every aspect of our business, including the fair treatment of our employees and independent contractors, wage and hour regulations, and financing activities with customers. We could also be susceptible to claims or related actions if we fail to operate the business in accordance with applicable laws. Federal and state governments in markets have increasingly placed restrictions and limitations on the vehicles sold in the market in an effort to combat perceived negative environmental effects. For example, in the U.S., vehicle manufacturers are subject to federally mandated corporate average fuel economy standards which will increase substantially through 2025. Furthermore, numerous states, including California, have adopted or are considering requiring the sale of specified numbers of zero-emission vehicles. Significant increases in fuel economy requirements and new federal or state restrictions on emissions on vehicles and automobile fuels in the U.S. could adversely affect prices of our fleet and could increase prices for our services.

We depend on the continued growth and reliability of the internet, global positioning systems, and apps.
The recent growth in the use of apps and ridesharing services may cause periods of decreased performance for many ridesharing services, internet providers, apps and related service providers. If app and ridesharing usage continues to grow rapidly, the infrastructure these services are reliant upon (i.e., the internet, global positioning systems, and telecommunications networks and devices) may not be able to support these demands and therefore performance and reliability may decline. Decreased performance with respect to some or all of these critical components of Our business model has also been attributed to illegal attacks by third parties. If outages or delays occur frequently or increase in frequency, or businesses are not able to protect themselves adequately from such illegal attacks, the market for mobile apps, ridesharing services and related technologies could grow more slowly or decline, which may reduce the demand for our rideshare platform and related services.

We may be unable to respond to the rapid technological change in the industry and such change may increase costs and competition that may adversely affect our business.
Rapidly changing technologies, frequent new product and service introductions and evolving industry standards characterize our market. The continued growth of the Internet and intense competition in the industry exacerbates these market characteristics. Our success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our products and services. In addition, any new enhancements must meet the requirements of our customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our products and services or infrastructures to adapt to these changes. We also expect that new competitors may introduce products, systems or services that are directly or indirectly competitive with us. These competitors may succeed in developing products and services that have greater functionality or are less costly than our products and services, and may be more successful in marketing such products and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of selling products and providing services, but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce our anticipated profit margins.

Our products and services are new and the industry is rapidly evolving.
Due consideration must be given to our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving ridesharing industry. To be successful in this industry, we must, among other things: develop and introduce functional and attractive service offerings; attract and maintain a large base of customers; increase awareness of our brand and develop customer loyalty; establish and

maintain strategic relationships with certain partners, drivers, and other service providers; respond to competitive and technological developments; and attract, retain and motivate qualified personnel.

We cannot guarantee that we will succeed in achieving our goals, and failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results.

Some of our products and services are new and are only in early stages of commercialization or not yet in the commercialization stage. We are not certain that these products and services will function as anticipated or be desirable to their intended market. Also, some of our products and services may have limited functionalities, which may limit their appeal to customers and put us at a competitive disadvantage. If our current or future products and services fail to function properly or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results. As is typical in a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for our products and services is new and evolving, it is difficult to predict with any certainty the size of our market and our growth rate, if any. We cannot guarantee that a market for our products or services will develop or that demand for our products and services will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

Our failure to continue to attract, train, or retain highly qualified personnel could harm our business.

Our success also depends on our ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled personnel to further our research and development efforts. Competition for such personnel is intense. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

We depend on our key personnel.

Our success will depend to a significant extent upon the continued service of our senior management and our officers, employees, and Board, and the loss of services from any of such key personnel could have a material adverse effect on our business or results of operations. Furthermore, our strategy will depend on our ability to identify, recruit and retain key management and operational personnel. The competition for such employees is intense, and there can be no assurance we will be successful in such efforts. Any labor unrest or attempts to unionize by our employees or independent contractors could have a material adverse effect on our business.

We have outstanding debt and material contractual obligations.

As of July 31, 2023, we owe a total of $3.9M to Silicon Valley Bank and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company (except for our fleet vehicles), for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and could have a material adverse effect on our business. As of July 31, 2023, we owe a total of $10M to Escalate Capital IV, LP, and/or its assignees, pursuant to a credit facility, which obligations are fully secured by the assets of the Company, for the purpose of providing working capital to the Company pursuant to the terms contained therein. If we are unable to service this debt in the future, it would negatively affect the value of the Company and have a material adverse effect on our business. In addition, we have monthly obligations to our employees and vendors, such as for our fleet vehicles. If we do not make timely payments, our relationship with such vendors could be harmed and such vendors may cease doing business with the Company, and it could have a material adverse effect on our business.

Our operating plan does not provide significant flexibility when compared to the proceeds we are raising in the Financing.

Our operating plan is based on assumptions and goals that management feels are attainable, however, we can make no assurances that such assumptions will turn out to be valid or such goals will be attained. In particular, we will remain dependent on fundraising until we achieve a positive total net income. If we do not achieve the goals set forth in our revised forecasts, we will not have any cushion in our cash reserves and our business may be materially and adversely affected.

If the performance of our business does not meet our revised operating plan, we may need to raise additional capital, which may not be available on commercially reasonable terms.

If the performance of our business does not meet our revised operating plan, we may need to raise additional capital in the short term to continue to fund our operations. There can be no assurance that additional funding will be available for a variety of reasons not excluding the general status of the economy. In addition, we cannot ensure that any such funding will be available on commercially reasonable terms or that such funding will not cause significant dilution to our existing stockholders.

We may be dependent upon additional capital infusions in order to continue operating.

From time to time, we may require additional funding to meet our future operating and capital expenditure requirements, including those incurred in hiring experienced personnel, developing our product's functionality, investigating the legal restrictions on our business, if any, executing contracts with strategic partners and attracting users. We may seek, in the future, to raise additional funds through private sales of securities, strategic relationships, bank financings, or otherwise. There can be no assurance that such financings will be available when needed or on terms that our management team finds acceptable. Failure to secure any necessary infusions of capital may have a materially adverse impact on our business.

There is no public market for our shares

There is no public market for any of shares, including the shares of the Company's capital issuable upon conversion of the Preferred Stock, and it is not expected that such a market will develop in the near future and may never develop.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SISCAP, SA	3,225,806	Series AA-2 Preferred Stock	14.677%
SISCAP, SA	4,064,179	Series BB-1 Preferred Stock	
SISCAP, SA	1,648,532	Series BB-2 Preferred Stock	
SISCAP, SA	5,541,908	Series C-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series BB-1 Preferred Stock, Series BB-2 Preferred Stock, Series CC Preferred Stock, Series C-1 Preferred Stock, Convertible Note, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,450,980 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 115,000,000 with a total of 6,232,724 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The amount outstanding does not take into account 25,405,772 shares related to common stock stock options. The company currently has 6,079,824 options issued and outstanding, and 19,325,948 shares available for issuance under the plan.

Warrants

The total amount outstanding includes 336,760 shares to be issued pursuant to outstanding Series B warrant block.

Series AA-1 Preferred Stock

The amount of security authorized is 5,923,078 with a total of 5,384,616 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series AA-2 Preferred Stock

The amount of security authorized is 4,369,355 with a total of 4,369,355 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-1 Preferred Stock

The amount of security authorized is 4,354,257 with a total of 4,354,257 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series BB-2 Preferred Stock

The amount of security authorized is 11,539,729 with a total of 11,450,709 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series CC Preferred Stock

The amount of security authorized is 8,449,837 with a total of 7,224,739 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Series C-1 Preferred Stock

The amount of security authorized is 35,790,980 with a total of 34,560,627 outstanding.

Voting Rights

One vote per share into which the shares are convertible.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a pari passu basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

Warrants. The total amount outstanding includes 3,635,030 of shares to be issued pursuant to outstanding warrants.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $2,500,000.00
Maturity Date: December 13, 2027
Interest Rate: 4.5%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Voluntary conversion on sale of $20M or more in preferred equity

Material Rights

There are no material rights associated with Convertible Note.

Series CF Preferred Stock

The amount of security authorized is 3,676,470 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors of the Corporation, payable when, as and if declared by the Board of Directors.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount, the Series CC Liquidation Amount, and the Preceding Preferred Stock Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series CF Original Issue Price plus any dividends declared but unpaid thereon (the "Series CF Liquidation Amount").

Irrevocable Proxy. Each Subscriber hereby irrevocably appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities (including any shares of Common Stock issuable upon the conversion of such Securities), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest sufficient in law. Such proxy and power will be irrevocable. The proxy and power shall continue and, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities (including any shares of Common Stock issuable upon the conversion of such Securities). However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Subscriber shall not and will not grant any subsequent proxies with respect to such Securities (including any shares of Common Stock issuable upon the conversion of such Securities) or enter into any agreement or understanding with any such individual or entity to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this proxy.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,700,000.00
  Number of Securities Sold: 5,384,616
  Use of proceeds: Development of IP, early product development and launch
  Date: June 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,770,000.00
  Number of Securities Sold: 4,369,355
  Use of proceeds: Development of IP, early product development and launch
  Date: September 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series B-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $11,100,000.00
  Number of Securities Sold: 4,354,257
  Use of proceeds: Product and market expansion
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series B-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $35,000,000.00
  Number of Securities Sold: 11,450,709
  Use of proceeds: Product and market expansion
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $39,600,000.00
  Number of Securities Sold: 7,224,739
  Use of proceeds: Product and market expansion
  Date: March 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series C-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $21,500,000.00
  Number of Securities Sold: 30,758,651
  Use of proceeds: Product and market expansion
  Date: September 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $2,500,000.00
  Use of proceeds: Marketing
  Date: December 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>The following summarizes the financial and operational highlights for 2022 compared to 2021:</u>

Financial Performance:

– Revenues increased 172% to $28.3 million in 2022 compared to $10.4 million in 2021.
– We completed 640,000 trips in 2022 compared to 300,000 in 2021 representing a 113% increase.
– We added 96 vehicles to our fleet in 2022 reaching a total of 373 vehicles in December 2022 compared with 277 in December 2021

Revenue

Revenue for fiscal year 2021 was $10,379,706 compared to $28,283,258 in fiscal year 2022.

The increase in revenues in 2022 is coming from performing an increased number of trips in the service lines our Company serves and acquiring new members on our platform. The breakdown of Revenues in those categories are broken out below:

– Membership revenue: $3,478,701 for year ended 2022 vs $1,523,263 for year ended 2021
– Per trip business to consumer revenue: $19,164,025 for year ended 2022 vs $6,678,384 for year ended 2021
– Per trip business to business revenue: $5,640,531 for year ended 2022 vs $2,178,059 for year ended 2021

Cost of sales

Cost of sales for fiscal year 2021 was $15,633,173 compared to $39,159,535 in fiscal year 2022.

The costs increased in relation to providing significantly more trips in 2022 consisting primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, SAAS subscriptions, and compensation of operations and support personnel associated with the delivery of transportation services to our customers.

Gross margins

Gross margins for fiscal year 2021 was ($5,253,467) compared to ($10,876,277) in fiscal year 2022.

Gross margin in percentage of Revenue improved to -38% in 2022 compared with -50% in 2021. This margin improved significantly showing the increased efficiency in the utilization of the service.

Expenses

Operating Expenses for fiscal year 2021 was $13,701,477 compared to $29,989,718 in fiscal year 2022.

Operating Expenses include General and Administrative, Sales and Marketing , Depreciation and amortization, vehicle operating costs and Research and Development. The increase is mainly linked to the increase of General and administrative expenses that include compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, and other general overhead costs resulting from the Company's expansion.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's margins continue to improve and future cash needs will be less than historical ones. Past cash was primarily generated through sales and equity investments. Our goal is to continue to improve market-level profitability and reach cash flow positive operations by 2026.

2023 Financials Disclosure

The Company has achieved 708,000 trips in 2023 corresponding to total unaudited Gross Bookings of $38.7 million and unaudited Revenues of $32.9 million. The difference between Gross Bookings, the non-GAAP measure we monitor from month to month, and Revenue is that Gross Bookings excludes our contra-revenue accounts of pro motions and refunds. Unaudited Cost of sales for 2023 was $37,633,069 and the unaudited Gross Margin was ($4,746,859) improving significantly from 2022. This continuous improvement is due to increased efficiency in the utilization of the service and ability to drive markets towards profitability. Please note that we have not completed a formal audit or financial review of our 2023 financials at this time and these numbers may be subject to change in the future once a review and/or audit is conducted.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of a capital contribution in the amount of $17,857,333 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly average burn rate of $930,000 for market operations and overhead assuming continued profitability improvement in our existing markets.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5,000,000, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of $780,000 for market operations and overhead assuming continued profitability improvement in our existing markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including refinancing existing debt and raising additional equity from existing and new institutional capital providers.

Indebtedness

- Creditor: Silicon Valley Bank
  Amount Owed: $3,763,397.00
  Interest Rate: 9.5%
  Maturity Date: June 02, 2025
  The company is currently repaying the principal with monthly payments of $86,206.89. Commencing on August 1, 2024 the principal repayment will amount to $266,457.68 until full repayment of the Loan. As of December 31st 2023 the Company owed $3,763,397. Floating rate per annum equal to the greater of (1) four and one-quarter of one percent (4.25%) and (2) the Prime Rate plus the Prime Rate Margin. The "Prime Rate" is the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor. The "Prime Rate Margin" is one percent (1.0%).

- Creditor: Escalate Capital IV LP
  Amount Owed: $10,000,000.00
  Interest Rate: 11.75%
  Maturity Date: March 31, 2027
  The Company will start amortizing the outstanding principal balance on April 30, 2025 in 24 equal monthly payments. Interest composed of 9.00% per annum Cash Interest Rate and 2.75% per annum Paid in Kind Interest Rate.

Related Party Transactions

Valuation

Pre-Money Valuation: $150,097,135.08

Valuation Details:

Alto operates within the competitive ride-sharing industry, emphasizing safety, consistency, and quality service.

Alto's valuation was determined by analyzing industry standards across the sectors it touches:

1. Platforms: Companies like Airbnb, Lyft, Uber, Match, Doordash, Grab, and Blade utilize platform-based models, offering a variety of services. Their average revenue multiple for 2024 is 3.8x, considering their growth potential and scalability.

2. Luxury Brands: Kering, Ferrari, Brunello Cucinelli, LVMH Moët Hennessy Louis Vuitton, Moncler, and Hermès were considered in the luxury sector, with an average multiple of 7.6x for 2024 due to their brand equity, customer retention, and profitable products.

3. EV Mobility: Firms like Nikola, ChargePoint, Blink Charging, EVgo, Luminar, Ouster, Innoviz Technologies, and Tesla, were considered in the electric vehicle space, having an average revenue multiple of 4.6x for 2024. This reflects the sector's expected growth with the shift towards sustainable transportation.

Considering Alto's role in these sectors and based on the revenue multiple analysis, Alto has determined a pre-money valuation of $150 million using a 4.2x revenue multiple on our anticipated 2024 Gross Bookings revenue.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding warrants are exercised. The company did not take into account the 6,079,824 of stock options issued and outstanding or 19,325,948 shares available for issuance under the stock option plan

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,500,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.08 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Variable Operating Costs
  57.0%
  Including driver payroll, car leases and fuel, car storage and fees linked to executing the trips.

- Fixed Operating Costs
  15.0%
  These expenses include infrastructure costs of the market including payroll and admin expenses of the support team, costs to maintain the fleet, maintenance and insurance deductibles on the fleet.

- Marketing Costs and Promotion
  9.0%
  Digital and marketing expenses, promotion on rides, membership promotion and discounts

- Group Overheads
  9.0%
  Central cost to manage the group including marketing, engineering, central opeations and finance team

- Debt Service
  4.5%
  Interest payment on outstanding debt as well as amortization installments of SVB loan

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ridealto.com/ (ridealto.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alto

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alto Experience Inc.

[See attached]

Alto Experience, Inc.

Consolidated Financial Statements

As of and for the years ended December 31, 2022 and 2021, and Independent Auditor's Report

Alto Experience, Inc.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
JP Morgan Chase Tower
2200 Ross Avenue
Suite 1600
Dallas, TX 75201-6778
USA

Tel:+1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Alto Experience, Inc.

Opinion

We have audited the consolidated financial statements of Alto Experience, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of net loss, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses, has insufficient liquidity to sustain its operations, and has stated that substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

June 12, 2023

Alto Experience, Inc.
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,928,362	$ 17,657,652
Restricted cash	715,000	-
Accounts receivable, net	1,003,626	614,200
Prepaid expenses and other current assets	2,386,681	3,580,551
Total current assets	24,033,669	21,852,403
NONCURRENT ASSETS		
Property and equipment, net	14,299,566	8,226,160
Capitalized software, net	3,374,759	3,387,895
Other noncurrent assets	1,905,969	295,224
Total noncurrent assets	19,580,294	11,909,279
TOTAL ASSETS	$ 43,613,963	$ 33,761,682
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 912,532	$ 558,097
Lease liability - current	6,219,817	4,360,941
Other current liabilities	3,914,606	1,067,891
Current portion of notes payable	1,896,552	-
Total current liabilities	12,943,507	5,986,929
NONCURRENT LIABILITIES:		
Notes payable (net of discount)	12,921,258	-
Lease liability - noncurrent	6,259,450	2,784,508
Total noncurrent liabilities	19,180,708	2,784,508
Total liabilities	32,124,215	8,771,437
STOCKHOLDERS' EQUITY (DEFICIT):		
Series A convertible preferred stock, $0.00001 par value—10,292,433 shares authorized; 10,292,433 shares issued and outstanding	103	103
Series B convertible preferred stock, $0.00001 par value—15,893,986 shares authorized; 15,893,986 shares issued and outstanding	159	159
Series C convertible preferred stock, $0.00001 par value—10,653,026 shares authorized; 5,902,273 shares issued and outstanding	59	-
Common stock $0.00001 par value—50,000,000 and 37,000,000 shares authorized in 2022 and 2021, respectively; 3,739,328 and 3,676,650 shares issued and outstanding in 2022 and 2021, respectively	41	37
Additional paid-in capital	88,918,924	61,061,796
Accumulated deficit	(77,429,538)	(36,071,850)
Total stockholders' equity (deficit)	11,489,748	24,990,245
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 43,613,963	$ 33,761,682

The accompanying notes are an integral part of these consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF NET LOSS

	For the years ended December 31,	
	2022	**2021**
Revenue	$ 28,283,258	$ 10,379,706
Cost of revenue	39,159,535	15,633,173
Gross loss	(10,876,277)	(5,253,467)
Operating expenses		
General and administrative	22,627,660	9,719,097
Depreciation and amortization	1,604,755	1,294,932
Sales and marketing	2,954,025	1,689,255
Vehicle operating costs	2,405,981	714,507
Research and development	397,297	283,686
Total operating expenses	29,989,718	13,701,477
LOSS FROM OPERATIONS	(40,865,995)	(18,954,944)
OTHER (EXPENSE) INCOME:		
Interest expense	(1,077,054)	(138,945)
Other income - net	585,361	1,176,642
Total other (expense) income	(491,693)	1,037,697
NET LOSS	$ (41,357,688)	$ (17,917,247)

The accompanying notes are an integral part of these consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	Convertible Preferred Stock Series A		Convertible Preferred Stock Series B		Convertible Preferred Stock Series C		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Equity (Deficit)
BALANCE — January 1, 2021	**10,292,433**	**$ 103**	**-**	**-**	**-**	**-**	**3,659,150**	**$ 37**	**14,853,948**	**(18,154,603)**	**$ (3,300,515)**
Net Loss	-	-	-	-	-	-	-	-	-	(17,917,247)	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	170,231	-	-
Conversion of related party debt to equity	-	-	-	-	-	-	-	-	12,099,438	-	-
Issuance of common stock for options exercised	-	-	-	-	-	-	17,500	-	4,899	-	-
Issuance of preferred stock	-	-	15,893,986	159	-	-	-	-	33,933,280	-	-
BALANCE — December 31, 2021	**10,292,433**	**103**	**15,893,986**	**159**	**-**	**-**	**3,676,650**	**37**	**61,061,796**	**(36,071,850)**	**24,990,245**
Net Loss	-	-	-	-	-	-	-	-	-	(41,357,688)	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	412,782	-	-
Issuance of warrants									238,602		
Issuance of common stock for options exercised	-	-	-	-	-	-	62,678	4	23,477	-	-
Issuance of preferred stock	-	-	-	-	5,902,273	59	-	-	27,182,267	-	-
BALANCE — December 31, 2022	**10,292,433**	**$ 103**	**15,893,986**	**$ 159**	**5,902,273**	**$ 59**	**3,739,328**	**$ 41**	**$ 88,918,924**	**$ (77,429,538)**	**$ 11,489,748**

The accompanying notes are an integral part of these consolidated financial statements.

Alto Experience, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES:	2022	2021
Net loss	$ (41,357,688)	$ (17,917,247)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,267,994	3,629,389
Gain on disposal of property and equipment	(1,085,885)	-
Stock compensation	412,782	170,231
Interest expense	169,015	131,517
Debt forgiveness	-	(1,136,494)
Other non-cash	76,547	-
Changes in operating assets and liabilities:		
Accounts receivable, net	(389,426)	(530,574)
Prepaid expenses and other current assets	1,200,485	(3,309,097)
Accounts payable	354,435	518,694
Lease liability - current	(2,649,318)	(754,295)
Lease liability - noncurrent	(5,208,160)	(1,776,991)
Other noncurrent assets	(1,277,617)	-
Other current liabilities	2,803,294	912,521
Net cash used in operating activities	(38,683,542)	(20,062,346)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(756,503)	(744,871)
Proceeds from the sale of fixed assets	2,188,340	-
Capitalized software development costs	(1,779,242)	(828,697)
Net cash used in investing activities	(347,405)	(1,573,568)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	27,702,326	34,000,025
Payment of equity issuance costs	(520,000)	(66,587)
Proceeds from issuance of common stock	23,481	4,899
Payment of deferred financing costs	(189,150)	-
Proceeds from issuance of debt	15,000,000	2,126,494
Net cash provided by financing activities	42,016,657	36,064,831
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	2,985,710	14,428,917
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of year	17,657,652	3,228,735
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of year	$ 20,643,362	$ 17,657,652
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	792,742	-

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Alto Experience, Inc. (the "Company" or "Alto"), was incorporated in Delaware in 2018. Alto is a ride-hailing service. Passengers request rides via the Alto app and are matched with a vehicle and driver. Alto owns and maintains a fleet of vehicles and uses W-2 employee drivers to ensure its clients have a clean, safe, and high-quality ride. The Company vets, hires, and trains drivers for high emotional intelligence and a commitment to service, so they are attuned to clients' needs and uses vehicle telematics to score and manage the performance of drivers for safe behaviors. Alto's passenger app provides passengers the ability to customize their ride by setting their in-car preferences for rides like music, lights, and conversation level.

The Company is located and headquartered in Dallas, Texas. Other offices operated by the Company are in Houston, Texas, Miami, Florida, Alexandria, Virginia, Los Angeles, California, and San Francisco, California. The Company's revenues are derived solely from operations in the United States.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Going Concern —The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses since its inception, including a net loss of $41,357,688 for the year ended December 31, 2022. In addition, as of December 31, 2022, the Company had an accumulated deficit of $77,429,538. The Company expects to continue to generate operating losses for the foreseeable future. Based on these projections, the Company does not have sufficient cash on hand or available liquidity that can be utilized to sustain its operations and to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, management plans to raise additional funding through equity financing. However, these plans have not been finalized, are subject to market conditions, and are not within the Company's control, and therefore cannot be deemed probable. As a result, the Company has concluded that management's plans do not alleviate substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Principles of Consolidation—The consolidated financial statements include the accounts of Alto Experience Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. The most significant estimates relate to the selection of useful lives of property and equipment, and capitalization of internally developed software and associated useful lives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2022 and 2021, cash consists primarily of checking and savings deposits. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Restricted Cash and Cash Equivalents—Restricted cash is pledged as security for letters of credit or other collateral amounts established by the Company for certain insurance policies. Restricted cash and cash equivalents are classified as current or non-current assets based on the contractual or estimated term of the remaining restriction.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are stated at net realizable value. The majority of customers are not extended credit and therefore time to maturity for receivables is short. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for employee-related computers, three years for other office equipment and site-related computer hardware and software, and five years for furniture. Leasehold improvements and leased vehicles are amortized over the shorter of the lease-term or the estimated useful life of the related asset.

Intangible assets—The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The internally developed software is amortized over a five-year useful life.

Revenue Recognition—The Company generates its revenues from a per-ride basis by both members and non-members, partnerships with business to provide rides for their customers or delivery of product, and subscription-based arrangements that allow customers to access its on-demand application service. Subscription arrangements are month-to-month or annual.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,

- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

Under ASC Topic 606, the Company estimates the transaction price at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.
The services provided by the Company for the subscription-based arrangements are considered stand-ready performance obligations where customers benefit from the services evenly throughout the service period. Subscription revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months. Per-trip revenue is recognized at the time service, which is at the time of payment.

Payment Terms

Our payment terms for membership generally include advance payment requirements through the use of a credit card. Our payment terms for per ride revenue generally are directly post ride through the use of a credit card with the exception of business partnerships, which are generally invoiced at the end of the month for all rides occurring in that month. The time between a customer's payment and the receipt of funds is not significant. Our contracts with customers do not result in significant obligations associated with returns, refunds or warranties. Our payment terms are generally fixed and do not include variable revenues. The major services lines and associated timing of revenue recognition are as follows:

	For year ended December 31, 2022	For year ended December 31, 2021
Major Service Lines	Revenue	Revenue
Membership revenue	$ 3,478,702	$ 1,523,263
Per trip business to consumer revenue	19,164,025	6,678,384
Per trip business to business revenue	5,640,531	2,178,059
Total revenue	28,283,258	10,379,706
Timing of Revenue Recognition		
Point in time	24,804,556	8,856,443
Services transferred over time	3,478,702	1,523,263
Total revenue	$ 28,283,258	$ 10,379,706

Contract Assets and Contract Liabilities (Deferred Revenue)— A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (i.e. type of unbilled receivable). The Company does not have any material unbilled receivables, therefore, does not have any contract assets. The Company only has accounts receivable as disclosed on the face of our consolidated balance sheets.

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company's contracts. The Company generally invoices its customers monthly, quarterly, or annually in advance of services being provided. The Contract liability balance as of January 1, 2022 was $123,025. The Company recognized $123,025 of revenue during the fiscal years ended December 31, 2022, from the beginning contract liability balance. Increase in contract liabilities from January 1, 2022 to December 31, 2022 primarily resulted from growth of contracts with new and existing customers. All deferred revenue will be recognized as short-term as it pertains to contracts that are 12 months or less. Short-term deferred revenue was $534,039 and $123,025 as of December 31, 2022 and 2021, respectively.

Cost of Revenue—Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, depreciation and amortization, fuel, vehicle storage, vehicle insurance, tolls, SAAS subscriptions, and compensation of operations and support personnel associated with the delivery of transportation services to our customers.

Sales and Marketing—Sales and marketing expenses consist of travel, trade show sponsorships and events, conferences, other offline media, Internet advertising costs and brand development related services. Costs associated with the Company's advertising are expensed as incurred. Advertising expense was $2,446,373 and

$1,291,213 for the years ended December 31, 2022 and 2021, respectively.

General and Administrative—General and administrative expenses include compensation and employee benefits for employees not related to driving, facility costs (including rent), bad debt costs, professional service fees, SaaS subscriptions, employee recruiting, and other general overhead costs.

Research and Development—Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include design software subscriptions, user testing and any other non-capitalizable R&D related expenses excluding salaries.

Depreciation and Amortization —Depreciation and amortization costs include depreciation of office equipment, leasehold improvements, and amortization of internally developed software.

Vehicle Operating Costs —Vehicle operating costs include costs related to vehicle onboarding, vehicle repairs and maintenance as well as plates and registrations.

Software Development Costs—The Company capitalizes certain development costs incurred in connection with its internal use software and user application. These capitalized costs are primarily related to the Company's software, which coordinates the drivers and customers to perform the core transportation services. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing, at which time, the software features are released and ready for intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally five years. The Company's capitalized software placed in service totaled $1,398,300 and $639,892 during the years ended December 31, 2022 and 2021, respectively. Amortization expense totaled $1,459,250 and $1,242,628 during the years ended December 31, 2022 and 2021, respectively, and is included in "Depreciation and amortization" in the accompanying Consolidated Statements of Net Loss. The net book value of capitalized internally used software at December 31, 2022 and 2021, which is recorded in Capitalized software, net on the accompanying balance sheets, was $3,374,759 and $3,387,895, respectively.

Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board ASC 360, *Property, Plant and Equipment*. Long-lived assets (asset group), such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2022 and 2021, no impairment charge has been recorded.

Stock-Based Compensation—The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant, net of estimated forfeitures. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company uses the Black-Scholes-Merton ("Black-Scholes") option-pricing model to determine the fair value of stock awards. The Company selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

Fair Value Measurements—Fair value accounting is applied for all assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Long-lived assets are evaluated on a non-recurring basis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and disclosures about fair value measurements.

Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company has no Level 3 assets or liabilities as of December 31, 2022 and 2021.

Comprehensive Loss— The Company's comprehensive loss consists of net loss for all periods presented.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

Significant customers are those which represent more than 10% of the Company's total revenue or gross accounts receivable balance at each balance sheet date. During the years ended December 31, 2022 and 2021, the Company did not have any customers that accounted for 10% or more of total revenue. As of December 31, 2022, the Company had one customer that accounted for 10% of the gross accounts receivable balance. As of December 31, 2021, the Company had two customers that accounted for 27% and 12% of the gross accounts receivable balance.

Leases—The Company leases office spaces as well as vehicles under noncancelable lease agreements, which expire from 2023 through 2029. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities and vehicles and will be required to pay any increases over the base year of these expenses on the remainder of the Company's assets. Under the guidance of ASC 842, *Leases*, each lease separately recognizes the lease liability and the right-of-use asset, refer to Note 6. There are no restrictions or covenants imposed by these leases. The Company has elected to use the practical expedient under ASC 842 for private companies which allows the use of a risk-free rate as the discount rate for all leases. As such, the Company uses the US Prime rate for all office leases and the stated rates by the leasing company for all vehicle leases as the incremental borrowing rates.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term.

No material lease transactions were entered into with related parties.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments–Credit Losses (Topic 326): *Measurement of*

Credit Losses on Financial Instruments and subsequent clarifying guidance ("ASU 2016-13"). ASU 2016-13 amends the requirement on the measurement and recognition of expected credit losses for financial assets held to replace the incurred loss model for financial assets measured at amortized cost and require entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance removes certain settlement conditions that are required for contracts to qualify for equity classification, eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments, and requires the use of the if-converted method. ASU 2020-06 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the effects of this pronouncement on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU 2021-07 (ASU 2021-07 or Update), *Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards.* The ASU amends Topic 718 Stock Compensation to add a practical expedient allowing nonpublic entities to use a reasonable application of a reasonable valuation method to determine the current price input of equity classified share-based payment awards, including a valuation performed in accordance with specified U.S. Treasury regulations related to Internal Revenue Code Section 409A. The Company adopted the practical expedient within ASU 2021-07 effective January 1, 2022. The adoption of this standard did not have a material impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2022 and 2021, are composed of the following:

	2022	2021
Vehicles	$ 13,568,066	$ 9,554,938
Right of use asset - office lease	5,417,504	1,386,853
Computer equipment	162,418	114,559
Leasehold improvements	540,655	87,225
Furniture	328,389	75,707
Total property and equipment	20,017,032	11,219,282
Less accumulated depreciation	(5,717,466)	(2,993,122)
Total Property and equipment - net	$ 14,299,566	$ 8,226,160

Total depreciation expense for the years ended December 31, 2022 and 2021, was $6,808,744 and $2,386,761 respectively.

4. CAPITALIZED SOFTWARE, NET

Capitalized software as of December 31, 2022 and 2021, consisted of the following:

	2022	2021
Capitalized internal software	$ 8,007,024	$ 6,563,188
Other capitalized software	-	45,537
Total software	8,007,024	6,608,725
Less accumulated amortization	(4,632,265)	(3,220,830)
Capitalized Software - Net	$ 3,374,759	$ 3,387,895

Total amortization expense for capitalized software costs for the years ended December 31, 2022 and 2021, was $1,459,250 and $1,242,628, respectively. As of December 31, 2021, expected amortization expense over the remaining capitalized software asset lives is as follows:

2023	$ 1,602,340
2024	$ 726,149
2025	$ 532,772
2026	$ 370,883
2027	$ 142,615
	$ 3,374,759

5. OTHER LIABILITIES

Other current liabilities as of December 31, 2022 and 2021, are composed of the following:

	2022	2021
Accrued hosting services	$ 127,443	$ 334,015
Legal Settlements	934,396	-
Accrued payroll / payroll taxes	962,746	323,132
Other	312,579	169,456
Unearned revenue	534,039	123,025
Amounts owed to credit card processors	450,985	118,263
Insurance reserves	592,418	-
Total Other Current Liabilities	$ 3,914,606	$ 1,067,891

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases office spaces as well as vehicles under noncancelable lease agreements, which expire from 2023 through 2029. The Company is required to pay property taxes, insurance, and normal maintenance costs for certain of these facilities and vehicles and will be required to pay any increases over the base year of these expenses on the remainder of the Company's assets. The Company has elected to use the practical expedient of not separating lease and nonlease components for the vehicle leases.

Lease liabilities are composed of the following:

As of December 31	2022		2021	
	Current Liabilities	Long Term Liabilities	Current Liabilities	Long Term Liabilities
Real Estate Leases	$ 1,051,659	$ 3,291,671	$ 579,996	$ 459,979
Vehicle Leases	5,168,158	2,967,779	3,780,945	2,324,529
Total Lease Liabilities	$ 6,219,817	$ 6,259,450	$4,360,941	$ 2,784,508

Right of use assets are recorded in Property and equipment, net on the consolidated balance sheets. Right of use assets at net book value as of December 31, 2022 and 2021, are composed of the following:

	2022	2021
Real Estate ROU Asset	$ 4,041,386	$ 1,028,823
Vehicle ROU Asset	9,471,969	6,433,191
Total Right of Use Assets	$ 13,513,354	$ 7,462,014

Given the nature of the expenses to the business, vehicle expenses and vehicle storage real estate expenses are in cost of revenue.

The future lease payments on right of use assets are as follows:

	Vehicle Related	Real Estate Related
2023	$ 5,380,773	$ 1,195,543
2024	3,043,138	674,658
2025	-	672,808
2026	-	721,729
2027	-	609,483
Thereafter	-	985,730
Total undiscounted lease payments	8,423,911	4,859,951
Present value adjustment	(287,974)	(516,621)
Present value of lease payments	$ 8,135,937	$ 4,343,330

The Company recognized right-of-use assets of $17,072,656 and $8,861,457, in exchange for new operating lease liabilities during 2022 and 2021, respectively.

The Company has short-term office leases which are recognized on a straight-line basis over the lease term. Rental expense for these operating leases for the years ended December 31, 2022 and 2021, was $319,070 and $296,672, respectively.

All vehicle and office leases are considered operating leases. The weighted average remaining term of office and vehicle leases are 62.38 months and 18.81 months, respectively. The weighted average discount rate for office and vehicle leases is 3.72% and 5.99%, respectively.

7. NOTES PAYABLE

On March 21, 2022, the Company entered into a five-year Loan and Security Agreement with Escalate Capital IV, LP ("Escalate Loan"), providing a total potential term loan commitment of $12,500,000, with an initial borrowing of $5,000,000. The Company borrowed an additional $5,000,000 during 2022, for a total of $10,000,000 outstanding as of December 31, 2022. The loan is payable in monthly installments beginning April 30, 2025. Interest shall be payable in cash on the outstanding principal amount (as increased by interest that is paid-in-kind) at a rate equal to 9.00% per annum and interest shall be payable in-kind ("PIK") on (and thereby increase) the outstanding principal amount of the outstanding term loan advances at a rate of 2.75% per annum. Accrued interest is due and payable monthly, in arrears, on the last business day of each calendar month, commencing on March 31, 2022. The agreement contains various covenants, including a requirement to maintain a Maximum Total Funded Debt to Average Monthly Revenue ratio, as defined within the agreement, of 6.00 to 1.00 each month, beginning on January 1, 2023. This covenant ratio ranged from 7.00 to 1.00 and 8.00 to 1.00 during 2022, and the Company was in compliance with all applicable covenants under the Escalate Loan as of December 31, 2022. In connection with the term loan advances, detachable common stock warrants were issued to Escalate Capital IV, LP to purchase a total of 263,551 common stock shares at an exercise price of $0.84 per share. The warrants vest 40% immediately and 8% per additional $1,000,000 incremental borrowing, with 210,841 shares vested and exercisable as of December 31, 2022. The warrants have an expiration date of March 21, 2032. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the term loans. At the time of conversion, any unamortized discounts associated with the term loans will be fully amortized and recorded as interest expense. The obligations under the Escalate Loan are secured by a second priority interest in substantially all of the Company's assets.

On March 25, 2022, the Company entered into a $5,000,000 Loan and Security Agreement with Silicon Valley Bank ("SVB Loan"), with a maturity date of June 2, 2025. The loan is payable in monthly installments beginning February 1, 2023. Amounts outstanding accrue interest at a floating rate per annum equal to the greater of 4.25% and the Prime Rate plus 1%. Accrued interest is due and payable monthly, in arrears, on the first business day of each month, commencing on April 1, 2022. The agreement contains various covenants including monthly financial statements, annual audited financials, and board packages. The Company was in compliance with all applicable covenants under the SVB Loan as of December 31, 2022. In connection with the SVB Loan, detachable common stock warrants were issued to Silicon Valley Bank to purchase a total of 73,209 common stock shares at an exercise price of $0.84 per share. The warrants vest 50% immediately, 38% upon an initial borrowing of $5,000,000 and 12% upon the borrowing of an additional $2,500,000. As of December 31, 2022, 64,058 shares are vested and exercisable. The warrants have an expiration date of March 20, 2034. The fair value of the warrants was recorded as a debt discount to the term loans, with a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the term loans. At the time of conversion, any unamortized discounts associated with the term loans will be fully amortized and recorded as interest expense. The obligations under the SVB Loan are secured by a first priority interest in substantially all of the Company's assets.

Principal outstanding and unamortized debt discount costs for the term loans were as follows at December 31, 2022 and 2021:

	2022	2021
Principal outstanding, including accrued PIK interest	$ 15,169,015	$ -
Unamortized debt discount	(351,205)	-
Total debt	$ 14,817,810	$ -

Future maturities of long-term debt, including estimated PIK interest, for each of the next five years and thereafter as of December 31, 2022 are as follows:

2023	$ 1,896,552
2024	2,068,965
2025	5,103,688
2026	5,425,607
2027	1,657,163
Thereafter	-
Total	$ 16,151,975

8. CONVERTIBLE PREFERRED STOCK

Convertible preferred stock as of December 31, 2022 and 2021, consisted of the following:

	2022				2021			
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series A	10,292,433	10,292,433	$ 1.41	$ 14,472,502	10,292,433	10,292,433	$ 1.41	$ 14,472,502
Series B	15,893,986	15,893,986	2.90	46,092,559	15,893,986	15,893,986	2.90	46,092,559
Series C	10,653,026	5,902,273	4.69	27,702,323				-
	36,839,445	32,088,692		$ 88,267,384	26,186,419	26,186,419		$ 60,565,061

In September of 2022, the Company's certificate of incorporation was amended to designate and authorize the Company to issue a cumulative number of 36,839,445 shares of preferred stock, of which 10,292,433 shares are designated as Series A convertible preferred stock, 15,893,986 are designated as Series B convertible preferred stock, and 10,653,026 are designated as Series C convertible preferred stock.

In September of 2022, the Company partially completed a Series C Funding Round, raising an additional $27,702,323 in cash which was made up of 5,902,273 Series C preferred stock shares. In conjunction with the issuance of the preferred shares, the Company incurred issuance costs in the amount of $520,000 related to legal and advisory expenses.

In June of 2021, the Company completed a Series B Funding Round, raising an additional $34,000,024 in cash which was made up of 11,210,028 Series B preferred stock shares. The Company engaged in a significant non-cash transaction converting $12,099,438 in convertible debt for 4,683,958 preferred stock shares. In conjunction with the issuance of the preferred shares, the Company incurred issuance costs in the amount of $66,587 related to legal expenses.

The holders of Series A, Series B, and Series C convertible preferred stock have various rights and preferences as follows:

Voting—Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock, except as below:

Holders of a majority of the Series A, Series B, and Series C preferred stock are entitled to elect, voting as a separate class, four members to the Company's board of directors (the "Board of Directors").

Holders of a majority of the common stock are entitled to elect, each voting separately as a class, two members to the Board of Directors.

Holders of common stock and preferred stock are entitled to elect, voting together as a separate class on an as-converted basis, the final remaining director.

Dividends—The holders of preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends prior and in preference to any dividends paid on the common stock, a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

After payment of such dividends on the preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then-effective conversion rate. Such dividends are not cumulative. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, the holders of preferred stock shall be entitled to receive, ratably, prior and in preference to any distribution of the assets or funds of the Company to the holders of the common stock, an amount equal to the issuance price per share of $1.30, $1.55, $2.5491, $3.033 and $4.6935 for Series A-1, A-2, B-1, B-2, and C, respectively, as adjusted for stock splits, stock dividends, combinations, recapitalizations, and similar transactions, plus any accrued and unpaid dividends and any other declared but unpaid dividends (the "Liquidation Preference"). If the Company has insufficient assets to permit payment of the Liquidation Preference in full to all holders of preferred stock, then the assets of the Company shall be distributed ratably to the holders of preferred stock in proportion to the Liquidation Preference such holders would otherwise be entitled to receive.

After payment of the Liquidation Preference to the holders of preferred stock, the remaining assets of the Company shall be distributed ratably to the holders of common stock on a fully converted basis.

Redemption—Preferred stock are not redeemable.

Conversion—Each share of preferred stock is convertible at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. The conversion price per share of Series A-1, Series A-2, Series B-1, Series B-2, and Series C convertible preferred stock shall be $1.30, $1.55, $2.5491, $3.033, and $4.6935 per share, respectively, as defined by the Company's certificate of incorporation, as amended. As of December 31, 2022 and 2021, the conversion ratio for preferred stock was one-to-one.

Each share of A-1 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of gross proceeds (a "Qualified Public Offering") or (ii) the consent of holders of at least 80% of the then-outstanding shares of Series A-1 preferred stock, voting together as a single class on an as-converted basis.

Each share of A-2 preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series A-2 preferred stock, voting together as a single class on an as-converted basis.

Each share of Series B preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least two-thirds of the then-outstanding shares of Series B preferred stock, voting together as a single class on an as-converted basis.

Each share of Series C preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (i) the closing of a Qualified Public Offering or (ii) the consent of holders of at least a majority of the then-outstanding shares of Series C preferred stock, voting together as a single class on an as-converted basis.

9. COMMON STOCK

The Company had 46,260,672 and 33,323,350 shares of common stock authorized and available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and for purposes of any future business acquisitions and transactions as of December 31, 2022 and 2021, respectively.

The Company issued 62,678 and 17,500 shares of common stock, resulting in a total of 3,739,328 and 3,676,650 common stock shares outstanding for the years ended December 31, 2022 and 2021, respectively.

10. STOCK OPTION PLAN

Stock Option Plan—In August 2018, the Company adopted the Alto Experience, Inc., 2018 Long Term Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant nonstatutory stock options to purchase shares of the Company's common stock to outside directors and consultants and either nonstatutory or incentive stock options to purchase shares of the Company's common stock to employees. The Plan initially authorized grants of options up to 3,100,000 shares of the Company's common stock. The Plan was restated in August 2019, June 2021, and September 2022 to authorize an additional 4,732,806 shares for an aggregate 7,832,806 shares reserved for issuance under the Plan. Stock options must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms and vest ratably over a four-year period starting from the date specified in each agreement.

A summary of the status of the employee and nonemployee stock options as of December 31, 2022 and 2021, and changes during the year then ended is presented below (the number of options represents ordinary shares exercisable in respect thereof):

Options outstanding	**Options**	**Weighted average exercise price**	**Aggregate Intrinsic value**
Outstanding, December 31, 2021	4,818,736	$ 0.46	$ 1,813,577
Granted	488,672	$ 1.31	
Exercised	(62,678)	$ 0.37	$ 29,169
Forfeited (unvested)	(198,843)	$ 0.47	
Forfeited (vested)	(35,508)	$ 0.37	
Outstanding - December 31, 2022	5,010,379	$ 0.55	$ 1,694,635
Exercisable - December 31, 2022	3,337,038	$ 0.38	$ 1,520,232
Vested and expected to vest - December 31, 2022	4,894,925	$ 0.54	$ 1,688,973

Options outstanding	Options		Weighted average exercise price		Aggregate Intrinsic value
Outstanding, December 31, 2020	3,435,181	$	0.33	$	122,562
Granted	1,542,616	$	0.75		
Exercised	(17,500)	$	0.28	$	9,800
Forfeited (unvested)	(114,750)	$	0.38		
Forfeited (vested)	(26,811)	$	0.30		
Outstanding - December 31, 2021	4,818,736	$	0.46	$	1,813,577
Exercisable - December 31, 2021	2,530,371	$	0.32	$	1,312,515
Vested and expected to vest - December 31, 2021	4,639,629	$	0.45	$	1,788,001

The weighted-average grant-date fair value of options granted during the years 2022 and 2021 was $0.44 and $0.45, respectively. The total intrinsic value of options exercised during the years 2022 and 2021 was $29,169 and $9,800.

The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2022, total unrecognized compensation cost related to unvested stock options was $591,026, which is expected to be recognized over a weighted-average period of 2.6 years.

Stock-Based Compensation Expense—Employees and Nonemployees—Stock-based compensation expense recognized for both employees and nonemployees were $412,782 and $170,231 for the years ended December 31, 2022 and 2021, respectively. Stock-based compensation expense was recorded as general and administrative expense in the consolidated statements of net loss.

Employee Stock Options Valuation—The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2022 and 2021, are as follows:

Option value assumptions	*2022* Weighted average	*2021* Weighted average
Expected term	6.24	6.32
Volatility	63.77%	62.03%
Interest rate	3.06%	1.26%
Dividend Yield	0.00%	0.00%

Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. The risk-free interest rate assumption is based on observed U.S. Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. The expected dividend yield is determined based on the Company's history and management's current expectation regarding future dividends. The expected term of the options represents the period of time that options granted are expected to be outstanding. The Company used the graded vesting method for options granted to both executive and nonexecutive employees for the years ended December 31, 2022 and 2021.

11. INCOME TAXES

Losses before income taxes for the years ended December 31, 2022 and 2021, are as follows:

	2022	2021
Total	($41,357,688)	($17,917,247)

The components of income tax expense attributable to operations were as follows for the years ended December 31, 2022, and 2021:

	2022	2021
Current:		
Federal	$ -	$ -
State	800	8,123
Deferred:		
Federal	-	-
State	-	-
Total	$ 800	$ 8,123

The Company recorded no federal income tax expense for 2022 or 2021. The state tax expense was driven by the Company's California filing for 2022 and the Delaware filing for 2021. The lack of federal tax expense in 2022 and 2021 can be attributed to high operational and start-up expenses, which are common among emerging growth companies, resulting in continued net operating losses throughout 2022 and 2021.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax assets and liabilities are included in the other assets and other liabilities category of the consolidated balance sheets when applicable.

On December 31, 2022, and 2021 the Company had a gross federal net operating loss carryover of $91.1 million and $45.3 million, respectively, and has generated multiple state net operating losses for tax year 2022 but there were no state net operating losses as of December 31, 2021. The chart below itemizes federal and state NOLs as of December 31, 2022 and 2021. The Tax Cuts and Jobs Act of 2017 permitted federal NOLs to be carried forward indefinitely until fully utilized, but state NOLs follow their own regulations and might decouple from federal treatment.

Net Operating Losses:	Remaining Gross Deferred	Remaining Net Deferred	Remaining Utilization
Federal NOL	$ 91,127,674	$ 19,136,812	Unlimited
Florida NOL	6,152,042	217,782	Unlimited
Virginia NOL	3,914,550	187,866	Unlimited
Maryland NOL	3,771,698	19,647	Unlimited
District of Columbia NOL	3,771,698	153,892	Unlimited
California NOL	10,680,572	944,163	18 Years
Total NOL:	$ 119,418,234	$ 20,660,162	

As of December 31, 2022 and 2021, the total amount of unrecognized tax benefit was $17.7 million and $8.0 million, respectively, all of which would affect income tax expense, if recognized, before considering any valuation allowance.

The summary of the unrecognized tax benefit and valuation allowance as of December 31, 2022 and 2021 are as follows:

Deferred Tax Assets:	2022 Federal	2021 Federal
Charitable Contributions	$ 2,342	$ 2,342
Stock Compensation	111,059	70,868
NOLs	20,660,162	9,497,838
Debt Issuance Costs	1,606	-
Right of Use Assets	19,876	12,140
Total DTA:	20,795,045	9,583,188
Deferred Tax (Liabilities)		
Fixed Assets	(3,061,086)	(1,526,303)
Lease Liabilities	(57,722)	(21,109)
Total DTL:	(3,118,808)	(1,547,412)
Valuation Allowance	17,676,237	8,035,776
Net DTA/(DTL):	$ -	$ -

A valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. This evidence is made on a gross basis as opposed to a net basis. The four sources of taxable income to be considered in determining whether a valuation allowance is required include:

- taxable income in prior carryback years, now permitted under the CARES Act of 2020
- future reversals of existing taxable temporary differences
- tax planning strategies
- future taxable income exclusive of reversing temporary differences and carryforwards

Based on the continuation of reoccurring net operating losses within the past three consecutive tax years, a valuation allowance has been recorded for the entire 2022 and 2021 deductible deferred tax assets of $17.7 million and $8.0 million, respectively. The Company will continue to monitor the four sources of taxable income listed above on an ongoing basis to determine whether we will realize any part of our cumulative deferred tax asset going forward.

The Company recognizes interest and penalties related to unrecognized tax benefits within the Benefit (provision for) income taxes line in the Consolidated Statements of Net Loss. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets. No interest and penalties were recognized or accrued as of and for the years ended December 2022 or 2021, respectively.

The Company is subject to income taxes in the U.S. federal jurisdiction, and the state jurisdictions of California, Virginia, Maryland, District of Columbia, Florida, Texas, and Delaware. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgement to apply. Company tax years 2022, 2021, 2020, and 2019 remain open for examination until their statute of limitations expire in each applicable jurisdiction.

12. RELATED-PARTY TRANSACTIONS

On October 1, 2019, the Company entered into a loan agreement with an entity owned by a shareholder of the Company for a principal amount of $5,000,000 related to convertible debt. The loan initially bore an interest rate of 2% per annum and was repayable on December 31, 2020. On December 24, 2020, the loan was amended to an interest rate of 4% and a repayment date of December 31, 2021. The principal and interest of $5,192,877 was converted when the Series B fundraising round was completed as described in Note 8.

On January 31, 2020, the Company entered into a loan agreement with an entity owned by a shareholder of the Company for a principal amount of $720,181 related to convertible debt. The loan initially bore an interest rate of 2% per annum and was repayable on December 31, 2020. On December 24, 2020, the loan was amended to be repayable on December 31, 2021. The principal and interest of $739,438 was converted when the Series B fundraising round was completed as described in Note 8.

On June 15, 2020, the Company entered into a loan agreement with an entity owned by a shareholder of the Company for a principal amount of $5,000,000 related to convertible debt. The loan bore an interest rate of 2% per annum and the principal and interest of $5,167,123 was converted when the Series B fundraising round was completed as described in Note 8.

On May 21, 2021, the Company entered into a loan with an entity owned by a shareholder of the Company for a principal amount of $1,000,000 related to convertible equity. This Convertible Equity Instrument was automatically converted into Series B-2 Preferred stock at the Initial Closing of Series B financing.

The related party notes include a conversion feature. The conversion feature represents an embedded derivative, which is accounted for at fair value. The fair value was determined using the difference between the present value of the loans at the Company's market financing rate for financing without conversion features and the face value of the note. There were no gains or losses associated with the embedded derivative liabilities for the year ended December 31, 2021. The embedded derivatives were exercised during series B funding in 2021 as described in Note 8.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2022, the date of these consolidated financial statements, through June 12, 2023, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2022. The Company concluded that no events have occurred that would require recognition or disclosure in the consolidated financial statements, except as described below.

In March 2023, the Company completed its Series C Funding Round, raising an additional $11,956,992 in cash related to the issuance of 2,547,564 Series C preferred stock shares. These shares have the same rights and preferences as the initial Series C preferred shares issued in 2022, as further described in Note 8.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF ALTO

Rideshare. Refined.

Alto offers a safe, hospitable, and consistent mobility experience for rideshare consumers. Since 2019, we've set ourselves apart by pairing W-2 employee drivers with a fleet of company-owned luxury SUVs, providing a superior ride for passengers and drivers.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ALTO
ALTO

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REASONS TO INVEST

- Alto is revolutionizing on-demand rides with W-2 drivers & a fully-owned fleet, ensuring top-notch safety, consistency, & cleanliness. With an NPS of 80+, our loyal customers vouch for the exceptional experience.
- With 2M lifetime rides, Alto generated $38M in gross bookings in 2023. Our operation in Dallas is cash-flow positive! Please refer to our Form C for full financial information & 2023 preliminary results disclosure.
- Our patent-pending optimization engine using advanced machine learning algorithms enables us to manage our fleet efficiently today and will be key in the autonomous vehicle world of tomorrow.

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$2.04 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.80	$150.1M

THE PITCH

Rideshare. Refined.


ALTO
Employee Drivers
Luxury SUVs
World class safety features

Alto was founded 5 years ago to upend a broken industry and create an exceptional experience for our customers. By combining background-checked, W2 employee drivers with a company-owned fleet of luxury SUVs and an easy-to-use app, we've made it easy to get a clean, safe, consistent ride every time—no more playing "rideshare roulette" and wondering who will show up at your door to pick you up. Plus, our drivers earn an hourly wage and benefits, and don't have to worry about paying for gas or putting wear-and-tear on their car.

And there's more to Alto than meets the eye—we're creating the platform for the future of electric autonomous mobility. With our proprietary fleet management technology and years of operating excellence, Alto is pioneering the future of electric, autonomous mobility and is a valuable asset to companies who are looking to commercialize electric and autonomous fleets over the next decade.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE PROBLEM

We Believe Traditional Rideshare is Broken for Drivers, Riders, & Beyond


DRIVERS
Low, inconsistent wages with no employment protections (healthcare, workers' comp, etc.)
Difficult to predict/plan for "lumpy" expenses like maintenance or a wreck
No training or support
RIDERS
Inconsistent, low quality experience
Often uncomfortable, sometimes unsafe especially for women
No real choice as 85% of drivers operate on both major platforms
INVESTORS
Unclear path to profitability
Unclear solution for EV or autonomous transition (who operates?)
More losses than any tech company in history of world
CITIES/STATES
Too many vehicles on the road
Added congestion, vehicle miles traveled, emissions
Increasing unprotected workforce reliant on public support (healthcare, unemployment)

According to our research, traditional rideshare services are unsafe and inconsistent, and the independent contractor model is failing riders and drivers alike. From having your ride canceled at a crowded event, to getting picked up in an unsafe car, riders are too familiar with the pitfalls of the traditional rideshare model and safety is a top concern. Only 31% of Uber riders are women, compared to 56% of Alto riders. Riders are ready for a change, and Alto offers a revolutionary model that is guiding the future of rideshare.

OUR BUSINESS MODEL

Alto's Integrated Model Helps to Shape the Future of Transportation


$38M
Gross Bookings in 2023
80+
Consumer NPS
2M
Rides served
300
Vehicles in fleet
5
Years of operation
4
Markets

**Please refer to our Form C for our prior two year fiscal financial statements for 2022 and 2021 and our 2023 initial financial disclosure.*

We believe Alto is one of the safest, most hospitable, and most consistent ride experiences. By combining W-2 employee drivers with a fleet of company-owned luxury SUVs, Alto delivers a differentiated experience for passengers and drivers on every ride.

Since launching service 5 years ago, Alto has delivered nearly 2 million rides to our loyal and engaged riders in Dallas, Houston, Los Angeles, and Miami. Alto's unique model has allowed us to create a brand that our customers LOVE, based on safety, hospitality, and consistency. Trained employee drivers mean a safer experience for riders, and our company-owned fleet means you always ride in a car that's spacious, clean, and even smells good, with Alto's signature scent! Plus, you control the experience by selecting one of our curated music Vibes and setting conversation preferences via Do Not Disturb mode.

Our business model consists of three key revenue streams: membership fees, consumer rides, and B2B ride services for car dealerships, hotels, events, and more. By offering a subscription model for consumers and tailored B2B solutions, we're working towards expanding our reach and revenue potential.

Our vertically integrated approach ensures operational excellence and safety, setting the stage for future industry leadership. From a trusted brand reputation to cutting-edge technological integrations, Alto's commitment to quality is exceptional. With plans for autonomous vehicle pilots and a transition to electric fleets, we feel Alto is shaping the future of mobility.

WHAT MAKES US DIFFERENT

A Revolution in Motion for Rideshares

ALTO	Competitor rideshare apps
Safe ✓	**Unsafe**
DRIVERS • Every driver candidate is interviewed • Expertly trained in safe driving and hospitality • Verified in person before every shift • Alto accountable for driver performance • Eligible for company healthcare benefits and 401k	**DRIVERS** • Anyone who downloads the app • No formal training; learn as you go • AI based ID verification • Relies on customer feedback to inform performance • No healthcare benefits
Hospitable ✓	**Unfriendly**
VEHICLES • Consistent luxury midsize SUVs • 2 model years or newer • Branded and easy to find • 2nd row captain's chairs • Signature scent	**VEHICLES** • "Rideshare roulette" on every ride • 15 model year or newer for standard; 6 model year or newer for luxury • Hard to identify your vehicle; easy to get into the wrong car
Consistent ✓	**Unpredictable**
APPS • In-app music and volume controls • Real-time telematic and secure cloud-based video monitoring of all rides	**APPS** • Ask your driver to change the radio • App-based "panic buttons"

Alto drivers are not contractors, they're employees. Our drivers make the Alto experience safer, more consistent, and more comfortable. Alto drivers are interviewed, background checked, and trained to meet our standards of safety and hospitality. Our drivers are paid hourly and receive important health benefits, which means they're never in a rush and won't leave you behind.

Every car is complete with in-car camera monitoring and telematic tracking for safe driving, plus your driver is connected to a central dispatch team who can help in an emergency. Your car is always easy to find thanks to Alto's clear branding and our in-app feature that allows you to flash the lights on your ride as it arrives.

The Alto model allows you to control the experience, from the music playing in the car to the temperature in the backseat. Your Alto is cleaned daily, stocked with amenities like water and chargers, and even has a signature scent.

THE MARKET & OUR TRACTION

Accelerating Ahead Towards Loyal Ridership


$70B
TAM in the US by 2025
$38M
Gross Revenue in 2023

Alto has swiftly carved a niche in the rideshare industry, addressing a market estimated by Morgan Stanley to hit a **$70 billion TAM in the US by 2027. With $38 million gross bookings in 2023** *(please refer to our 2023 Financial Disclosure in our Form C)* and a fleet spanning across major US cities, our traction speaks volumes. The dedication of our engaged and affluent user base (of which 59% are women), is a cornerstone of our brand loyalty. This is evidenced by our **NPS (net promoter score - the industry standard for measuring customer satisfaction) in the high 80s and the fact that 40% of our new customers come through referrals.** By comparison, Uber has an NPS of 24 and Lyft has an NPS of -55. (Source)


80+
Alto's Net Promoter Score
ALTO

Alto has also forged dozens of partnerships with high-growth brands who are eager to reach Alto's affluent and engaged customer base, including **CLEAR, goop, Recess Pickleball, Dorsia, Alo, and Mi Cocina**. Additionally, Alto has established its presence as the official rideshare partner for reputable partners and events like the **Genesis Open, The Byron Nelson Championship, LA Frieze Art Show, The Houston Open, and the Houston Grand Opera**.


goop
ALTO

WHY INVEST

Driving Change – One Ride at a Time

Our customers love our brand

★★★★★

Alto is my go to, ***the only rideshare I will use.*** I've been using them for a few months and it's always a fantastic experience. I always feel like I'm getting a VIP ride. Their customer service is also top-notch.

Richard — Dallas, TX

★★★★★

Such an amazing experience from the consistent clean branded cars to the personalized preferences —***Alto is the safest and most reliable car service out there.***

Alexis — Los Angeles, CA

★★★★★

Alto has tapped into something great. The ***professional drivers, pristine cars, and excellent customer service*** are unparalleled to anything else. I will not use any other rideshare app.

Rose — Houston, TX

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

In the long term, our focus on electrification lays the groundwork for what we aim to be one of the largest fleet-centric charging networks in the US, supporting the shift towards electric, autonomous mobility. Our plan for a rapid transition to an EV fleet starting in 2024 will help to significantly reduce environmental impact and serve as a catalyst for an energy transition.



What you see today
1
A better, safer mobility solution for drivers and passengers, built on the best supply and demand optimization tech in the industry.
2
EV fleet operating centers and charging infrastructure of the future.
3
Scaled electric autonomous mobility platform built on a loved brand.
What we're building beneath the surface

With ambitious plans to expand to cover **20+ major markets across the US**, we believe Alto is positioned for a bright future in the evolving mobility landscape. Since inception, we've successfully secured $118M in equity funding and an additional $15M in debt financing. Noteworthy investors include prominent venture capital firms such as **RedBird Capital, GPG Ventures, Tuesday Capital, Franklin Templeton, and NextEra Energy**, along with major family offices like **Goff Capital. Hope Ventures, led by Bryson Dechambeau**, has also shown confidence by investing in our vision.

By investing today, you'll become part of a movement to create a platform for sustainable transportation. Your support will fuel Alto's drive toward profitability and expansion into new cities, expanding access to our premium service to customers and drivers across the country. Join us in shaping the future of mobility—invest in Alto today and **be part of the journey towards innovation and sustainability**.

ABOUT

HEADQUARTERS

141 Manufacturing Street
Dallas, TX 75207

WEBSITE

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Alto offers a safe, hospitable, and consistent mobility experience for rideshare consumers. Since 2019, we've set ourselves apart by pairing W-2 employee drivers with a fleet of company-owned luxury SUVs, providing a superior ride for passengers and drivers.

TEAM



Will Coleman
Co-Founder, CEO, and Chairman of the Board

Will is a former Partner at McKinsey & Company, where he led the consumer air and travel practice and helped some of the world's largest travel brands build disruptive strategies for growth. He graduated from the University of Texas at Austin.



Patrice Crisinel
Co-Founder, CFO, and Board Member

Patrice was trained as a Mechanical Engineer then spent over 15 years working as a Private Equity and Venture Capital professional across several industries. He is passionate about the future of mobility and co-founded Alto to redefine ride-hailing. Patrice is a Swiss national and recently relocated to Dallas with his family.



Jonathan Campos
CTO

Jonathan is a passionate developer who thrives on building user-friendly software with cutting-edge tech. He's an expert in UI/UX & development, bringing unique solutions & a growth mindset. Prior to Alto, he worked at a variety of startups & agencies, including Precocity and Bottle Rocket, where he was the chief mobile architect.



Fiona Maguire
VP, Growth

Fiona grew up in Silicon Valley and built her career in Marketing, Sales, and Operations at multiple high-growth startups including Uber and ClassPass. Most recently, she spent 3 years at DoorDash as a General Manager of their 1st party grocery business, leading operations for the Central US. She graduated from Princeton University.



Dana Donato
VP, Operations

Dana is a seasoned operator and passionate people leader, who excels at driving operational efficiency and outstanding customer service. Prior to Alto, he started his career at Enterprise then led operations for the Southwest region of Silvercar, which was acquired by Audi. He graduated from Indiana University.



Michael Davis
VP and Principal Architect, Passenger Experience

Michael is an experienced software engineer and leader. He has been with Alto for almost 5 years and leads architecture and application development. Previously, he spent over 5 years serving clients as a technical consultant at Credera.



Patrick Gallagher
Board Member

Pat has 23 years of venture experience and is the co-founder and Managing Partner of Tuesday / CrunchFund since its inception. He graduated from Claremont McKenna College with a B.A. in Economics and Literature.



JR Garcia
Board Member

JR is a Partner at Green Park and Golf Ventures and co-founder of a healthcare-focused business accelerator, Health Wildcatters. He graduated from the University of Notre Dame and holds an MBA from the Cox School of Business at Southern Methodist University in Dallas.



Travis Goff
Board Member

Travis is the President of Goff Capital, Inc. and a Director at Alto. He graduated from the University of Texas at Austin.



Andrew Lauck
Board Member

Andrew is a Partner of Redbird Capital Partners and helps lead the Dallas office as well as the Firm's Consumer investment business. Andrew's investing activities include high growth platforms where technology and advancement are driving key market differentiation. He holds a B.S. in Finance and International Business from Indiana University.



Boris Blanche
Co-Founder & Board Member

Boris is CEO at Viatrans and a Partner at Autonomy Partners in Switzerland. He holds degrees from the University of Lausanne, Frei Universität Berlin, and Universita commerciale Luigi Bocconi.

TERMS

Alto

Overview

PRICE PER SHARE
$2.04

VALUATION
$150.1M

DEADLINE
Mar. 26, 2024 at 7:57 PM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.20

ASSET TYPE

SHARES OFFERED
Series CF Preferred Stock [PLACEHOLDER]

MIN NUMBER OF SHARES OFFERED
7,352

MAX NUMBER OF SHARES OFFERED
2,450,980

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Irrevocable Proxy. Each Subscriber hereby irrevocably appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities (including any shares of Common Stock issuable upon the conversion of such Securities), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest sufficient in law. Such proxy and power will be irrevocable. The proxy and power shall continue and, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities (including any shares of Common Stock issuable upon the conversion of such Securities). However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Subscriber shall not and will not grant any subsequent proxies with respect to such Securities (including any shares of Common Stock issuable upon the conversion of such Securities) or enter into any agreement or understanding with any such individual or entity to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this proxy.

Investment Incentives and Bonuses*

Loyalty Bonus
Bonus Shares: 10%
Current and former Alto employees and Founding Members are eligible for additional bonus shares.

Time-Based Perk

Early Bronze: Invest $5,000+ within the first week | 5% bonus shares

Early Silver: Invest $10,000+ within the first week | 10% bonus shares

Early Gold: Invest $20,000+ within the first week | 15% bonus shares

Early Platinum: Invest $50,000+ within the first week | 20% bonus shares

Early Angel: Invest $100,000+ within the first week | 30% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest any amount and receive a $50 Alto credit (2 month expiration after close). Current and former Alto drivers at this level will be invited to an annual "owners meeting" with the executive team.

Tier 2 Perk — Invest $1,000+ and receive $100 Alto credit (2 month expiration after close)

Tier 3 Perk — Invest $5,000+ and receive $500 credit (6 month expiration after close) + Alto Membership for 1 year.

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares + an Alto Family Membership for 1 year (up to 5 people) + $1000 in ride credits (6 month expiration) + Invitation to a 30 minute-long virtual Q&A session with the founders

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares + $2,500 in ride credits (1 year expiration)+ an Alto Family Membership for 1 year (up to 5 people) + Invitation to a 30 minute-long virtual Q&A session with the founders

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares + $5,000 in ride credits (1 year expiration) + an Alto Membership for life + an invitation to a 30 minute-long virtual Q&A session with the founders + invitation to an investor-only party in Dallas (travel & lodging not included) + Alto swag bag.

Tier 7 Perk — Invest $100,000+ and receive 20% bonus shares + $10,000 in ride credits (2 year expiration) + an Alto Family Membership for life (up to 5 people) + invitation to an investor-only party in Dallas (travel & lodging not included) + annual Alto hoodie.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Alto Experience, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $2.04/ share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $204. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Alto.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
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SECURE
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FAQS

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What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2024 All Rights Reserved

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[The video opens with the text on screen: "We built Alto to bring hospitality to transportation." Gentle, uplifting music sets the tone. Alto's logo fades to Will]

Will Coleman: Hi, I'm Will Coleman, CEO of Alto. At Alto, we've redefined the rideshare experience for passengers and drivers alike.

[Cut to footage of Alto drivers greeting passengers with a smile, opening doors, and offering amenities.]

Will Coleman: We believe the journey is as important as the destination and we've set out to create the safest, most consistent, and most hospitable experience ever. By combining W-2 employee drivers with a fleet of company-owned luxury SUVs, Alto has been delivering elevated ride experience for passengers and drivers on every ride since 2019.

[More footage of the experience highlining features like vehicle identification, cameras, vibes, amenities, etc]

Will Coleman: Our customers LOVE our brand and our differentiated product, as demonstrated by our Net Promoter Score – the industry standard for measuring customer satisfaction. Our score is in the high 80s while some of the world's leading brands have scores in the mid-60s. Uber's NPS is 24. In addition, customers love to share their Alto experience: 40% of our new customers come from referrals of their friends and family members.

[Cut to statistics highlighting Alto's achievements and customer satisfaction?]

Will Coleman: But, Alto isn't just a better way to ride. We're creating the platform for the future of electric autonomous mobility. Our IP rich tech stack, combined with over 5 years of operating excellence and a world-class brand make Alto a valuable asset to those companies looking to commercialize autonomous fleets over the next decade. We believe that no other company is as ready to operate fleets of thousands of autonomous vehicles by providing optimized end-to-end fleet management including on-road routing and dispatch, optimized charging, storage, and cleaning, in cities across the country and around the world.

[IP related shots? Need to think about what these could be?]

Will Coleman: In 2023 we had $36M gross revenue, operated a fleet of nearly 400 vehicles, and served 5 markets – Dallas, Los Angeles, Houston, Miami, and Washington DC. We've heard loud and clear feedback from the investment community that profitability is king. Alto continues to show strong progress on our path to profitability. During 2023 we reached consolidated gross margin positive results as a company for the first time ever. Dallas, our largest and most mature market is now a cash flow positive operation helping subsidize our overhead and the growth of other cities. We plan for most of our markets will reach this critical milestone in 2024.

[Cut to Will speaking directly to the camera.]

Will Coleman: But our story doesn't end there. Alto members are some of the most valuable customers in the world – you represent an affluent, engaged, discerning buyer. Your support will allow us to focus on Alto's continued expansion in existing markets and even new ones in 2024 and beyond.

[Maybe the "Date night" 30 seconds?]

Will Coleman: Investing in Alto is helping to shape the future of transportation. Together, we'll continue to deliver exceptional experiences for passengers and drivers alike.

So, do you want to join us on this remarkable journey? We hope we'll see you on the road!

[The video ends with the Alto logo (and a link to the crowdfunding campaign?).]

[Fade to black.]

Testimonial Video

What I love about Alto is.... I've got so many things that I love about Alto. It's what makes me feel relaxed, like I'm taken care of. It's just this upscale, personalized experience. I like that I can listen to my own music....consistency of the of the car.

I mean it's experience. But even more than that, it's about the people that are gonna be driving. I love it with uh, traveling for work, going to the airport, going out to dinner. We take it to restaurants, sometimes the airport. I like taking Alto to work.

Safety is my number one thing. My favorite thing about the drivers is that they have personality. They're always clean and their drivers are very nice. 'Cause at end of the day, we want someone that's not only personable, but loves their job.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ALTO EXPERIENCE INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF MARCH, A.D. 2024, AT 5:06 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1856

6731364 8100
SR# 20241158033

Authentication: 203109191
Date: 03-26-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:06 PM 03/25/2024
FILED 05:06 PM 03/25/2024
SR 20241158033 - File Number 6731364

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ALTO EXPERIENCE INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Alto Experience Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Alto Experience Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 8, 2018 under the name Mobility Experience Corporation.

2. That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Fifth Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Fifth Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Alto Experience Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 193,103,706. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 119,000,000 shares of authorized Common Stock, $0.00001 par value per share ("**Common Stock**") and 74,103,706 shares of authorized Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). 5,923,078 shares of the authorized Preferred Stock are hereby designated "**Series AA-1 Preferred Stock**", 4,369,355 shares of the authorized Preferred Stock are hereby designated "**Series AA-2 Preferred Stock**", 4,354,257 shares of the authorized Preferred Stock are hereby designated "**Series BB-1 Preferred Stock**", 11,539,729 shares of the authorized Preferred Stock are hereby designated "**Series BB-2 Preferred Stock**", 8,449,837 shares of the authorized Preferred Stock are hereby designated

"**Series CC Preferred Stock**", 35,790,980 shares of the authorized Preferred Stock are hereby designated "**Series C-1 Preferred Stock**", and 3,676,470 shares of the authorized Preferred Stock are hereby designated "**Series CF Preferred Stock**".

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Sixth Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

1.1 Preferred Stock Dividends. The holders of Preferred Stock shall be entitled to receive, in preference to the holders of Common Stock, noncumulative dividends in amounts determined by the Board of Directors, payable when, as and if declared by the Board of Directors. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section B.1.1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock.

1.2 Definitions. As used herein, the following definitions shall apply:

1.2.1 "**Original Issue Price**" shall mean (i) the Series AA-1 Original Issue Price, in the case of Series AA-1 Preferred Stock, (ii) the Series AA-2 Original Issue Price, in the case of Series AA-2 Preferred Stock, (iii) the Series BB-1 Original Issue Price, in the case of Series BB-1 Preferred Stock, (iv) the Series BB-2 Original Issue Price, in the case of Series BB-2 Preferred Stock, (v) the Series CC Original Issue Price, in the case of Series CC Preferred Stock, (vi) the Series C-1 Original Issue Price, in the case of the Series C-1 Preferred Stock, and (vii) the Series CF Original Issue Price, in the case of the Series CF Preferred Stock.

1.2.2 "**Preceding Preferred Stock**" shall mean the Series AA-1 Preferred Stock, the Series AA-2 Preferred Stock, the Series BB-1 Preferred Stock, and the Series BB-2 Preferred Stock.

1.2.3 "**Series AA-1 Original Issue Price**" shall mean $1.30 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA-1 Preferred Stock.

1.2.4 "**Series AA-2 Original Issue Price**" shall mean $1.55 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA-2 Preferred Stock.

1.2.5 "**Series BB-1 Original Issue Price**" shall mean $2.5491 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series BB-1 Preferred Stock.

1.2.6 "**Series BB-2 Original Issue Price**" shall mean $3.033 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series BB-2 Preferred Stock.

1.2.7 "**Series C-1 Original Issue Price**" shall mean $0.6985 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C-1 Preferred Stock

1.2.8 "**Series CC Original Issue Price**" shall mean $4.6935 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CC Preferred Stock.

1.2.9 "**Series CF Original Issue Price**" shall mean $2.04 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Preferred Stock.

1.2.10 "**Voting Preferred Stock**" shall mean, collectively the Series AA-1 Preferred Stock, Series AA-2 Preferred Stock, Series BB-1 Preferred Stock, Series BB-2 Preferred Stock, Series CC Preferred Stock, and Series C-1 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series C-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series C-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series CC Preferred Stock, Preceding Preferred Stock, Series CF Preferred Stock, and Common Stock by reason of their ownership thereof, an amount per share equal to one and one-half times (1.5x) the Series C-1 Original Issue Price plus any dividends declared but unpaid thereon (the "**Series C-1 Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C-1 Preferred Stock the full amount to which they shall be entitled under this Section B.2.1, the holders of shares of Series C-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series CC Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series CC Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount, but before any payment shall be made to the holders of Preceding Preferred Stock, Series CF Preferred Stock, and Common Stock by reason of their ownership thereof, an amount per share equal to the Series CC Original Issue Price plus any dividends declared but unpaid thereon (the "**Series CC Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CC Preferred Stock the full amount to which they shall be entitled under this Section B.2.2, the holders of shares of Series CC Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Preferential Payments to Holders of Preceding Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preceding Preferred Stock then outstanding, on a *pari passu* basis, shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount and the Series CC Liquidation Amount, but before any payment shall be made to the holders of Series CF Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to (a) in the case of the holders of Series AA-1 Preferred Stock, the Series AA-1 Original Issue Price plus any dividends declared but unpaid thereon (the "**Series AA-1 Liquidation Amount**"), (b) in the case of the holders of Series AA-2 Preferred Stock, the Series AA-2 Original Issue Price plus any dividends declared but unpaid thereon (the "**Series AA-2 Liquidation Amount**"), (c) in the case of the holders of Series BB-1 Preferred Stock, the Series BB-1 Original Issue Price plus any dividends declared but unpaid thereon (the "**Series BB-1 Liquidation Amount**"), and (d) in the case of the holders of Series BB-2 Preferred Stock, the Series BB-2 Original Issue Price plus any dividends declared but unpaid thereon (the "**Series BB-2 Liquidation Amount**", and together with the Series AA-1 Liquidation Amount, the Series AA-2 Liquidation Amount, and the Series BB-1 Liquidation Amount, the "**Preceding Preferred Stock Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preceding Preferred Stock the full amount to which they shall be entitled under this Section B.2.3, the holders of shares of Preceding Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4 Preferential Payments to Holders of Series CF Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment of the Series C-1 Liquidation Amount, the Series CC Liquidation Amount, and the Preceding Preferred Stock Liquidation Amount, but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series CF Original Issue Price plus any dividends declared but unpaid thereon (the "**Series CF Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Preferred Stock the full amount to which they shall be entitled under this Section B.2.4, the holders of shares of Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.5 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of the Series C-1 Liquidation Amount, the Series CC Liquidation Amount, the Preceding Preferred Stock Liquidation Amount, and the Series CF Liquidation Amount, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.6 Deemed Liquidation Events.

2.6.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty percent (60%) of the outstanding shares of Voting Preferred Stock (on an as-converted basis) elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.6.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section B.2.6.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections B.2.1, B.2.2, B.2.3, B.2.4, and B.2.5.

(b) In the event of a Deemed Liquidation Event referred to in Section B.2.6.1(a)(ii) or B.2.6.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section B.2.6.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section B.2.6.2(b), the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.6.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.6.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section B.2.6.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections B.2.1, B.2.2, B.2.3, B.2.4, and B.2.5 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections B.2.1, B.2.2, B.2.3, B.2.4, and B.2.5 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section B.2.6.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. The Series CF Preferred Stock shall not be entitled to vote on any matter except as required by the General Corporation Law or as set forth in this Certificate of Incorporation (and in such a case each holder of outstanding shares of Series CF Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series CF Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter). On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Voting Preferred Stock, exclusively and as a separate class and voting on an as-converted to Common Stock basis, shall be entitled to elect five (5) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Voting Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section B.3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Voting Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section B.3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section B.3.2. The rights of the holders of the Voting Preferred Stock under the first sentence of this Section B.3.2 shall terminate on the first date following the Effective Date (as defined in Section B.4.4.1(a)) on which there are issued and outstanding less than 2,000,000 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Voting Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least sixty percent (60%) of the then outstanding shares of Voting Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger, consolidation, business combination or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 authorize the creation of, or issue or obligate itself to issue shares of, any new class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock;

3.3.3 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (a) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock or (b) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the original purchase price thereof;

3.3.4 increase or decrease the authorized number of shares of Preferred Stock or any series thereof;

3.3.5 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.6 declare or pay any dividend to holders of Common Stock (payable other than in Common Stock) that results in a customary adjustment to the applicable Conversion Price;

3.3.7 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan except as approved by the Board of Directors, including the approval of at least one Preferred Director; or

3.3.8 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, in excess of $1,000,000, unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director.

3.4 Series AA-1 Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Series AA-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA-1 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA-1 Preferred Stock (or such higher percentage as is specified below), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series AA-1 Preferred Stock; provided, that in connection with a sale of shares of the Corporation's capital stock in which Road Ventures S.A. or its Affiliates (as defined below) is the largest purchaser and/or a purchaser of 25% or more of the shares of the capital stock sold in such financing, such action is approved by the holders of at least 80% of the then outstanding shares of Series AA-1 Preferred Stock; provided further, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series AA-1 Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series AA-1 Preferred Stock; or

3.4.2 increase or decrease the authorized number of shares of Series AA-1 Preferred Stock.

3.5 Series AA-2 Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Series AA-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA-2 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA-2 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.5.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series AA-2 Preferred Stock; provided, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series AA-2 Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series AA-2 Preferred Stock; or

3.5.2 increase or decrease the authorized number of shares of Series AA-2 Preferred Stock.

3.6 Series BB Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares, collectively, of Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds of the then outstanding shares of Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.6.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock; provided, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock; or

3.6.2 increase or decrease the authorized number of shares of Series BB-1 Preferred Stock and/or Series BB-2 Preferred Stock.

3.7 Series CC Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Series CC Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CC Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least sixty percent (60%) of the then outstanding shares of Series CC Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.7.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series CC Preferred Stock; provided, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series CC Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series CC Preferred Stock; or

3.7.2 increase or decrease the authorized number of shares of Series CC Preferred Stock.

3.8 Series C-1 Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Series C-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C-1 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least sixty percent (60%) of the then outstanding shares of Series C-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.8.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series C-1 Preferred Stock; provided, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series C-1 Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series C-1 Preferred Stock; or

3.8.2 increase or decrease the authorized number of shares of Series C-1 Preferred Stock.

3.9 Series CF Preferred Stock Protective Provisions. At any time when at least 2,000,000 shares of Series CF Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series CF Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.9.1 amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the rights, preferences, privileges or powers of the Series CF Preferred Stock; provided, that the issuance of any new class or series of stock having any preference or priority which is superior to or on parity with the Series CF Preferred Stock will not, in and of itself, be deemed to adversely alter the rights, preferences, privileges or powers of the Series CF Preferred Stock; or

3.9.2 increase or decrease the authorized number of shares of Series CF Preferred Stock

3.10 As used herein, "**Affiliate**" shall mean any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified, and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. As used herein, the "**Conversion Price**", (i) in the case of the Series AA-1 Preferred Stock, shall initially be equal to $1.30 (the "**Series AA-1 Conversion Price**"), (ii) in the case of the Series AA-2 Preferred Stock, shall initially be equal to $1.55 (the "**Series AA-2 Conversion Price**"), (iii) in the case of the Series BB-1 Preferred Stock, shall initially be equal to $2.5491 (the "**Series BB-1 Conversion Price**"), (iv) in the case of the Series BB-2 Preferred Stock, shall initially be equal to $3.033 (the "**Series BB-2 Conversion Price**"), (v) in the case of the Series CC Preferred Stock, shall initially be equal to $4.6935 (the "**Series CC Conversion Price**"), (vi) in the case of the Series C-1 Preferred Stock, shall initially be equal to $0.6985 (the "**Series C-1 Conversion Price**"), and (vii) in the case of the Series CF Preferred Stock, shall initially be equal to $2.04 (the "**Series CF Conversion Price**"). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section B.2.6.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Sections B.2.1, B.2.2, B.2.3, and B.2.4, to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section B.4.1.1.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, unless such holder's conversion is in connection with a Deemed Liquidation Event, (ii) pay in cash such amount as provided in Section B.4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section B.4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section B.4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Effective Date"** shall mean the date on which the first share of Series CF Preferred Stock was issued.

(b) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section B.4.4.3 below, deemed to be issued) by the Corporation after the Effective Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section B.4.5, B.4.6, B.4.7 or B.4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, as the same may be amended or restated from time to time;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the approval of at least one Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of at least one Preferred Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from (a) in the case of the Series AA-1 Preferred Stock, the holders of at least a majority of the then outstanding shares of Series AA-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock; provided, that if an adjustment in the Series AA-1 Conversion Price occurs in connection with a sale of shares of the Corporation's capital stock in which Road Ventures S.A. or its Affiliates is the largest purchaser and/or purchaser of 25% or more of the capital stock sold in such financing, such notice is from holders of at least 80% of the then outstanding shares of Series AA-1 Preferred Stock, (b) in the case of the Series AA-2 Preferred Stock, the holders of at least a majority of the then outstanding shares of Series AA-2 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (c) in the case of the Series BB-1 Preferred Stock, the holders of at least a majority of the then outstanding shares of Series BB-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (d) in the case of the Series BB-2 Preferred Stock, the holders of at least two-thirds of the then outstanding shares of Series BB-2 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (e) in the case of the Series CC Preferred Stock, the holders of at least sixty percent (60%) of the then outstanding shares of Series CC Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, (f) in the case of the Series C-1 Preferred Stock, the holders of at least sixty percent (60%) of the then outstanding shares of Series C-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, and (g) in the case of the Series CF Preferred Stock, the holders of a majority of the then outstanding shares of Series CF Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Effective Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to a Conversion Price pursuant to the terms of Section B.4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, such applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing a Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to a Conversion Price pursuant to the terms of Section B.4.4.4 (either because the consideration per share (determined pursuant to Section B.4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than such Conversion Price then in effect, or because such Option or Convertible Security was issued before the Effective Date), are revised after the Effective Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a Conversion Price pursuant to the terms of Section B.4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to a Conversion Price provided for in this Section B.4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section B.4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to a Conversion Price that would result under the terms of this Section B.4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Effective Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.4.4.3), without consideration or for a consideration per share less than the Conversion Price of an outstanding series of Preferred Stock in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean such Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean such Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section B.4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to a Conversion Price pursuant to the terms of Section B.4.4.4, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Effective Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Effective Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of

Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section B.1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Sections B.2.6, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections B.4.4, B.4.6 or B.4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section B.4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section B.4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section B.4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 15 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price of each series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to each series of Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Series AA-1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation (a "**Qualified Public Offering**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 80% of the then outstanding shares of Series AA-1 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series AA-1 Mandatory Conversion Time**"), then (i) all outstanding shares of Series AA-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Series AA-2 Trigger Events. Upon either (a) the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series AA-2 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series AA-2 Mandatory**

Conversion Time"), then (i) all outstanding shares of Series AA-2 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.3 Series B Trigger Events. Upon either (a) the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least two-thirds of the then outstanding shares of Series BB-1 Preferred Stock and Series BB-2 Preferred Stock, voting together as a single class (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series B Mandatory Conversion Time**"), then (i) all outstanding shares of Series BB-1 Preferred Stock and Series BB-2 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.4 Series CC Trigger Events. Upon either (a) the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series CC Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series CC Mandatory Conversion Time**"), then (i) all outstanding shares of Series CC Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.5 Series C-1Trigger Events. Upon either (a) the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series C-1 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series C-1 Mandatory Conversion Time**"), then (i) all outstanding shares of Series C-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.6 Series CF Trigger Events. Upon either (a) the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series CF Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Series CF Mandatory Conversion Time**" and each of the Series CF Mandatory Conversion Time, the Series C-1 Mandatory Conversion Time, the Series CC Mandatory Conversion Time, the Series B Mandatory Conversion Time, the Series AA-1 Mandatory Conversion Time, and the Series AA-2 Mandatory Conversion Time, a "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series CF Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section B.4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.7 Procedural Requirements. All holders of record of shares of Preferred Stock that are converting at a Mandatory Conversion Time shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section B.5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section B.5.1, Section B.5.2, Section B.5.3, Section B.5.4, Section B.5.5 or Section B.5.6, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the applicable Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section B.5.7. As soon as practicable after a Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for the applicable series of Preferred Stock, the Corporation shall (a) except when such conversion is in connection with a Deemed Liquidation Event, issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section B.4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of the applicable series of Preferred Stock accordingly.

6. Redemption. Other than as set forth in Section B.2.6.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock or any series thereof set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Voting Preferred Stock by the affirmative written consent or vote of the holders of at least sixty percent (60%) of the shares of Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Preferred Stock. Any of the rights, powers, preferences and other terms of the Series AA-1 Preferred Stock set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series AA-1 Preferred Stock, by the affirmative written consent or vote of

the holders of at least two-thirds of the shares of Series AA-1 Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series AA-1 Preferred Stock. Any of the rights, powers, preferences and other terms of the Series AA-2 Preferred Stock set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series AA-2 Preferred Stock, by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Series AA-2 Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series AA-2 Preferred Stock. Any of the rights, powers, preferences and other terms of the Series BB-1 Preferred Stock and Series BB-2 Preferred Stock, collectively, set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series BB-1 Preferred Stock and Series BB-2 Preferred Stock, collectively, by the affirmative written consent or vote of the holders of at least two-thirds of the shares of Series BB-1 Preferred Stock and Series BB-2 Preferred Stock, collectively then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series BB-1 Preferred Stock and Series BB-2 Preferred Stock. Any of the rights, powers, preferences and other terms of the Series CC Preferred Stock set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series CC Preferred Stock, by the affirmative written consent or vote of the holders of at least a majority of the shares of Series CC Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series CC Preferred Stock or such series, as applicable. Any of the rights, powers, preferences and other terms of the Series C-1 Preferred Stock set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series C-1 Preferred Stock, by the affirmative written consent or vote of the holders of at least a majority of the shares of Series C-1 Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series C-1 Preferred Stock or such series, as applicable. Any of the rights, powers, preferences and other terms of the Series CF Preferred Stock set forth herein may be waived, retroactively, currently or prospectively, on behalf of all holders of Series CF Preferred Stock, by the affirmative written consent or vote of the holders of at least a majority of the shares of Series CF Preferred Stock then outstanding, and any such waiver shall be binding upon all past, then-current and future holders of shares of Series CF Preferred Stock or such series, as applicable.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made

only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance:

(a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Sixth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

* * *

IN WITNESS WHEREOF, this Sixth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation March 25, 2024.

By: /s/ Winton Lee Coleman III
Name: Winton Lee Coleman III
Title: Chief Executive Officer